First National
Bank of Chester County



Answers . Ideas . Acces
First
National
Bank of Chester County

2004 Annual Report First Chester County Corporation

Chester County — young and old —
is seeing First National in a whole new way.

Annual Report to Shareholders may contain forward-looking statements.
Readers are cautioned that such forward-looking statements involve risks and
that could significantly affect actual results from those expressed
such forward-looking statements. Readers are directed to our Annual
Report on Form 10-K for a description of such risks and uncertainties.


st National
Bank of Chester County

First Chester County Corporation is a Pennsylvania corporation and bank holding company that operates First National Bank of Chester County ("First National" or the "Bank").

Established in 1863, First National is the largest independent national bank headquartered in Chester County and offers comprehensive banking services for individuals, businesses, organizations, and governments — plus investment management, trust services, cash management, retirement planning, and insurance services.

The Bank operates 19 branch offices within Chester and Delaware Counties — and offers 7 day a week banking* and Answer Center operation, and 24/7 banking online, by phone, and via 26 ATM locations. The Bank is a member of FDIC.

*at selected branches.

Expanding our Visibility and our Vision



Achieving our goals of exceeding one billion dollars in Bank assets and attracting new customers and talented employees requires that First National have an up-to-date brand image that people instantly recognize and trust.

In September, the Bank introduced a strong and dynamic branding strategy (right) — with a new logo, warmer colors, and a creative approach that combined the beauty and history of Chester County with the prominence and strength of First National.

Since then, we've incorporated our new look into our branches, printed materials, TV commercials, vehicles, and much more — as well as into many familiar local scenes — along with a new tagline that encompasses three important customer commitments: **Answers. Ideas. Access.**



Answers
First National
Ideas
Serving our entire community.
Valuing every employee.
First National
First National
Access
First National
Bank of Chester County
2005
First National
Proudly financed by
First National
Bank of Chester County
Answers. Ideas. Access.
484.881.4440 | 1nbank.com
When you need
capital and answers...
First National

Customers have been the heart of First National since we opened for business 142 years ago. Today, we are working to add value and convenience for every customer — personal and business — large and small.

Our Answer Center (above) is now open 7 days a week, as are a growing number of our branches. We are increasing our recruiting, training, and accountability processes — and are working to make a larger percentage of our team directly available to customers.

Our new investment alliance with Haverford Financial Services, an affiliate of The Haverford Trust Company, strengthens our ability to offer superior investment services. In addition, this investment alliance will further First National's objective of providing unparalleled service and helping clients achieve their financial goals.



New branches offer more people access to First National. We opened our new branch in Freedom Village (top right), a life care community located in Coatesville, in June 2004 and recently received a 100% satisfaction rating from residents of this community. Our new branch in Oxford (lower right) opened in December in a temporary facility while our new Regional Banking Center building is being constructed on an adjacent site (see next page).



First National

First National's Trust and Investment teams are working closely with Haverford to offer current and prospective clients individualized investment advice incorporating only A-rated, blue chip companies with a history of consistent growth in both earnings and dividends.



First National
AND
HAVERFORD
INVESTMENT
PARTNERS

Kevin C. Quinn, Michael A. Galantino (President, Haverford Financial Services), John A. Featherman, III, and Henry B. Smith (Vice President, Chief Investment Officer, The Haverford Trust Company) announced the new investment alliance to First National employees in October 2004.

Developing our Leadership and our Infrastructure







Extensive planning has resulted in many positive changes at First National — including our leadership structure, our approach to diversity, and our branching strategy.

As part of these changes, our management team was restructured, leading to the promotions of Michelle Venema to Executive Vice President of Business Banking and Anthony Poluch to Executive Vice President of Business Development. Deborah R. Pierce, Esq., SPHR*, joined the Bank on March 7, 2005 as Executive Vice President of Human Resources.

The Board of Directors was recently expanded by one member with the election of Edward A. Leo (below), a successful entrepreneur, business owner, and community leader from southern Chester County.

To better serve our entire community — both customers and employees — John Featherman (left) initiated and led a comprehensive diversity education program which included members of Senior Management, our Human Resources department, and other Bank leaders. We believe that diverse skills, perspectives, and an understanding of every part of our community will strengthen us as a bank — and as a neighbor.

One striking development is the creation of a new branch prototype design (right center), to be built first in Oxford at Routes 1 and 10. The new design is intended to make our branches much more visible, attractive, and functional. Our new brand strategy has been integrated throughout the design of the structure.

* Senior Professional, Human Resources




First National
of Chester County

A planning team (left) — encompassing security, real estate, operations, and facilities — reviews options for our new Oxford Regional Banking Center. The new prototype design — shown below as it might appear at night — was carefully planned to become a striking and attractive presence with greater visibility and access.

Kevin Quinn and John Featherman (right) led a team that visited and studied competitors' branches as part of a long-term plan to create a dynamic new approach to branch banking for First National.

Teamwork, driving revenues, and managing costs are priorities — and offer great potential for the Bank.

As traditional boundaries between areas of banking erode, customers increasingly want simpler, more comprehensive answers and access to their finances. To meet these needs and become more competitive, we are encouraging greater integration between departments — thereby enabling us to quickly provide bigger picture solutions and thinking for our customers. Our new customer relations management (CRM) software and training programs — now in place — are important steps forward in this process.

Driving revenues, through expanded sales and marketing efforts, is critical to increase profitability and assets. Our leadership team has set clear and aggressive goals — and monitoring and accountability has been expanded.

Cost management is always a critical priority — and is being carefully balanced with the need to strategically invest in new branches, talent, tools, and opportunities to increase our competitiveness and expand our outreach.



Fostering teamwork and partnership within the bank is good for customers. Answers and assistance can be provided faster, problems resolved with one call, and goals and objectives achieved more quickly. Integrating our training, operations, and long-term thinking are all important elements in this process — and have become priorities at every level.



Immediate access to information and the ability to monitor the performance of each of our business segments enables far greater control. Our new customer relationship management software now in daily use, coupled with new cost acounting systems in development, will be important resources for the Bank.



2004 Financial Highlights

First Chester County Corporation and Subsidiaries

otal Assets*

$805,475 $689,210 $640,010

04 03 02

(Dollars in thousands, except per share)	2004	2003	2002
Statements of Condition			
At December 31			
Assets	$ 805,475	$ 689,210	$ 640,010
Gross loans and leases	618,005	511,249	447,682
Investment securities	140,029	130,729	128,375
Deposits	663,018	577,314	558,738
Overnight investments	76,621	97,418	86,083
Stockholders' equity	55,402	51,750	48,612
Allowance for loan and lease losses	7,213	5,864	6,230
Trust and Investment Services – assets under management and custody**	555,644	550,217	531,756
Statements of Income			
For the Year			
Interest income	37,518	33,533	37,101
Interest expense	7,863	7,154	10,673
Net interest income	29,655	26,379	26,428
Loan and lease loss provision	1,164	2,519	2,231
Net interest income after loan provision	28,491	23,860	24,197
Non-interest income	9,313	11,506	9,154
Non-interest expense	29,213	27,400	25,205
Income before income taxes	8,591	7,966	8,146
Income taxes	2,430	2,161	2,444
Net income	$ 6,161	$ 5,805	$ 5,702

Gross Loans*



$618,005
$511,249
$447,682
04
03
02

* Values shown are as of December 31. Share prices shown as closing bid prices.

** These assets are managed by the Trust and Investment Services Division of the Bank and should not be deemed as assets of the Bank or the Corporation.

The table above contains selected financial data and is qualified by the more detailed consolidated financial statements and notes to those financial statements that are contained in this Annual Report.

	2004	2003	2002
Per Share Data			
Net income per share (Basic)	$ 1.36	$ 1.30	$ 1.29
Cash dividends declared	$ 0.5550	$ 0.5425	$ 0.5250
Book value	$ 12.14	$ 11.46	$ 10.97
Weighted average shares (Basic)	4,527,804	4,477,108	4,423,113
Share price*	$ 27.05	$ 24.75	$ 16.70
Selected Ratios			
Return on assets	0.81%	0.88%	0.94%
Return on equity	11.59%	11.48%	12.25%
Average shareholders equity to average assets	7.00%	7.67%	7.64%
Leverage ratio	8.62%	9.71%	8.29%
Tier I capital ratio	10.80%	12.01%	10.83%
Total risk-based capital ratio	11.91%	13.07%	12.08%





Total Deposits*
$663,018
$577,314
$558,738
04
03
02
Trust Assets*
$555,644
$550,217
$531,756
04
03
02
Share Price*
$27.05
$24.75
$16.70
04
03
02

Annual dividends were $.5550, $.5425, and $.5250 for 2004, 2003 and 2002 respectively. The three year annualized appreciation for FCCC shareholders was 21.4%. Including dividends reinvested in the common stock, the three year return was 24.9%.

Source: Total Return Analysis – Bloomberg, L.P.



John A. Featherman, III, Esquire
Chairman and CEO
Board Member since 1985
First Chester County Corporation



Kevin C. Quinn
President, Board Member since 2003
First Chester County Corporation



David L. Peirce
1st Vice Chair, Board Member since 1973
President (retired), Denney-Reyburn



Clifford E. DeBaptiste
2nd Vice Chair,
Board Member since 1975
Chairman,
DeBaptiste Funeral Homes, Inc.



John B. Waldron
Secretary, Board Member since 1981
Agent, Arthur Hall Insurance Group

Dear Shareholders and Friends

2004 was remarkable at First National — a year of change, challenge, and solid growth.

The assets of the Corporation grew 16.9%, earnings increased 6.1% to $6.2 million, and loans and leases increased by 20.9%. We successfully opened two new branches, continued building our management team, instituted a diversity program, and laid the groundwork for solid long-term growth.

We've made great progress in our first full year of leadership together. We have worked to increase the Bank's recognition in the marketplace. Our leadership team is nearing completion. We are becoming more competitive and are expanding our ability to better serve our customers. Our financial performance is beginning to reflect these new changes. And, a great deal more is happening — including a renewed energy and enthusiasm. Here is a review of the year — including highlights of our major initiatives.

Economic climate. In 2004 our local and regional economy experienced a broad-based recovery. Since 2000, rates declined to a low point in June 2004. Since then, rates have been slowly rising. Many of the businesses in our marketplace — including those in manufacturing, financial and service industries — saw improved demand for their products and services. Rising personal income and new job creation contributed to another exceptional year for housing and greater willingness among consumers to spend for necessities and discretionary items.

Our financial performance. 2004 was a strong year by many measures. We remained focused on the bottom line. In 2004, net income was $6.2 million, up 6.1% from the $5.8 million earned in 2003. Earnings per share were $1.36 in 2004, compared with $1.30 the year before.

Interest income, principally from loans and investments (our principal earning assets) increased 11.9% to $37.5 million, fueled by an almost 21% increase in loans. A smaller increase in interest expense (the cost of our primary funds) enabled net interest income to advance 12.4% to $29.7 million.

Non-interest income declined 19.1% to $9.3 million due to fewer investment gains and lower fees from mortgage-related operations in 2004. Some large, non-recurring gains in 2003 from the sale of several assets and proceeds of a life insurance policy made the comparison more difficult.

Non-interest expense rose 6.6%. Over half of this expense item is employee salaries and benefits, which were held to a 5.6% increase. The balance of the increase was due to higher costs related to the new governmental regulatory requirements and expenses associated with our new branding initiative, and was partially offset by lower occupancy expenses.

A stronger economy and a more focused corporate strategy drove higher asset growth in 2004. Gross loans increased 20.9% to $618.0 million and investment securities rose 7.1% to $140.0 million. Total assets increased 16.9% to $805.5 million at year-end 2004, largely funded by a 14.8% increase in deposits.

During 2004, the Corporation had improved credit quality, a stable overall delinquency rate and a "net recovery" for the year. The Corporation also increased the allowance for loan and lease losses to 1.17% of total loans outstanding, from 1.15% in 2003.

The Trust and Investment Services Division ended 2004 with $555.6 million in assets. Importantly, an alliance with Haverford Financial Services, a leading investment manager, was announced in October and offers significant opportunities to broaden our investment management services to existing and prospective clients.

Our senior leadership team is nearly complete now — and producing results. We are very proud to announce two important promotions from within our ranks. Michelle Venema has been named Executive Vice President of Business Banking and Anthony Poluch has been named Executive Vice President of Business Development. In addition, Deborah R. Pierce, Esq., SPHR*, joined the Bank on March 7, 2005 as Executive Vice President of Human Resources.

Diversity became an important priority. In order to represent our entire community better — both as a community bank and as an employer, we recognized the need for more training with an emphasis on diversity. Our Senior Management team participated in intensive diversity training, as a result of which several important initiatives were developed and implemented. We believe that this commitment is not only the right thing to do for our community and our customers, but will enable us to become a stronger bank.

We are now the only Chester County bank that offers the investment services of Haverford Financial Services. In October, we announced our new working alliance with Haverford Financial Services, Inc. — an affiliate of The Haverford Trust Company — a nationally respected investment manager.

Thanks to this alliance, we now offer a level of excellence and performance higher than ever before — and one that few banks can match. Haverford's investment philosophy is very compatible with ours. Haverford creates individualized investment portfolios incorporating only A-rated, blue chip, dividend-paying stocks, along with diversification to minimize risk. In addition, our clients also benefit from Haverford's significant investment in research. Our Trust and Investment teams are working closely with Haverford to introduce our new capabilities to prospective and current clients.

The Bank's strong new identity has raised our competitive stature. Our research revealed that many customers, employees, and prospective customers did not view us as an aggressive force in the market —

* Senior Professional, Human Resources

and we were therefore not a viable choice for younger businesses, families, and individuals — the fastest growing segments of our market. Further, they told us our image needed to be updated to more accurately reflect the actual strength and capabilities of the Bank — one that said we are on the move.

In September, after months of hard work and planning, we unveiled the first elements of a bold new look for the Bank that would help us to stand out in a very crowded banking marketplace. Since then, we have introduced our new brand to our employees, our shareholders and customers, and throughout Chester County. Our first set of TV commercials showed our brand applied to familiar Chester County scenes — an approach we have continued.

The response has been extremely positive. In just a few short months, recognition of First National has increased dramatically. Over time, we expect our new mark to become one of the best-known corporate symbols in the region.

Our new tagline represents three major areas of focus for First National: Answers. Ideas. Access. These carefully chosen words represent major needs that consumers have today. Our customers want *answers* quickly and accurately. They want *ideas* — both new and time-tested. And they want more convenience and easier *access* to their money and their bankers. This new tagline creates many opportunities to talk to a wide variety of audiences about our capabilities.

Many other new initiatives reflect our commitment to answers, ideas, and access. Our inbound and outbound telephone center — renamed the Answer Center — is now open 7 days a week, as are several of our branches, with more to come. Even our new web address, 1nbank.com, is simpler and easier for web access and email addresses.

Our branching strategy is being revised and expanded. We now have several types of branch locations. Yet, our research showed that many of our branches are not attracting enough attention — or enough new business. To address this critical need, a leadership team from the Bank spent weeks interviewing and evaluating leading specialists in bank branch research and design. We engaged an outstanding firm to develop a new prototype for our branches, as well as to plan future enhancements to our existing branches. Our new branch design (featured on page 7) is visually appealing, more open, flexible, and accessible, and has many conveniences for customers and their children — including new technology, a play area, and a community room. Cost control and activity level monitoring at all our branches remains a priority to help us improve profitability.

Two successful new branches this year help us extend our outreach. Our newest retirement community branch in Freedom Village at Brandywine represents a major victory for us. We successfully competed against many other banks for the site and are proud to have been selected. The new branch is already serving residents and at year-end 2004 had more than $3.7 million in deposits. Our temporary branch facility in Oxford opened in December while construction of our Oxford Regional Banking Center is underway. This new location has also been very well received and has provided us with access to southern Chester County and northern Maryland.

Our technology is being constantly updated and refined. This year we installed powerful new software and training systems to help us better identify sales and service opportunities among our customer and prospect base. This system will allow us to gauge service, give correct information and resolve problems faster, and better track inquiries and requests. We also began use of new software that alerts us to unusual or suspicious activity in customer checking accounts and helps us communicate this activity to the customer, ultimately reducing fraud costs.

Our employees are better than ever and better informed. Our employees asked us to communicate with them more frequently — and we've worked hard to do so. Last year we held three major employee gatherings, plus monthly employee Birthday Breakfasts. We also established a suggestions program called Bright Ideas.

There is much more underway. Our vision is to provide our customers with a top-tier group of banking services that are convenient, competitive, and innovative. To achieve this vision, we are working hard to continually review and strengthen every area of the Bank, including our branches, management structure, customer service, training, technology, marketing, and operations.

Finally, even with all the changes, challenges, and growth — our core commitments are unwavering: 1) to be a strong and independent community bank that always puts customers first; 2) to generously support the communities we serve; and 3) to value our diverse strengths and uphold our family of shareholders and employees. Our Board and Senior Management team join us unanimously in these commitments.

Looking ahead with great excitement, we are very grateful for your encouragement and continued support — as shareholders, as customers, and as friends.

Sincerely,

John A. Featherman, III
Chairman of the Board and CEO

Kevin C. Quinn
President



John J. Ciccarone
Board Member since 1987
President, Omega Industries



John S. Halsted, Esquire
Board Member since 1991
Principal, Gawthrop Greenwood



M. Robert Clarke
Board Member since 1993
Partner, Clarke, Nicolini & Associates, Ltd.



J. Carol Hanson
Board Member since 1995
Executive Director, Barclay Friends



Edward A. Leo
Board Member since 2005
Owner, John C. Leo & Son



John A. Featherman, III, Esq.
Chairman and CEO

Kevin C. Quinn
President

Executive Vice Presidents

Linda M. Hicks
Trust & Investment Services

Deborah R. Pierce, Esq., SPHR
Human Resources

Anthony J. Poluch, Jr.
Business Development

Michelle E. Venema
Business Banking



Deborah Pierce
... First National
March 7, 2005

Leadership Roundtable

First National's leadership team — including John Featherman, Kevin Quinn, and our Executive Vice Presidents — met to discuss the Bank, the challenges they foresee, and their priorities for the future.

The Bank has undergone many changes in the past year — leadership, identity, long-term goals, and so on. Why has so much changed so quickly?

John A. Featherman: If we are going to continue to grow and prosper, we have to improve our systems, performance, and leadership at all levels. Customers have many more options today and are more sophisticated than in the past. We must be able to compete effectively with the nearly 50 other banks in our market. This means more effective marketing, systems, training, personnel, goal setting and accountability across the board.

Kevin C. Quinn: I couldn't agree more with John on this. And I'd like to add how pleased and proud we are that our people have risen to the challenge and embraced the changes we've set before them. But there's more to do, and we will continue to move forward.



Kevin C. Quinn

You've talked about *access* a great deal recently. What does that mean?

JAF: Access means three things to me: speed, information, and simplicity. People want their money quickly and conveniently — whether from a branch, ATM, online, or other source. They want information and answers about their accounts and finances fast — without delays, hassles, or excuses. And they want it all to be easier and more convenient than ever. They don't want to drive too far, wait in line, or have to rearrange their lives to do their banking. That's why our Answer Center is now open 7 days a week for assistance, inquiries, applications, and other services. And more of our branches are now 7 day a week operations. And there are more positive changes coming.

Is the Bank going to remain independent?

JAF: Yes. We firmly believe our greatest value to our customers, shareholders, and community comes from remaining independent.

Consolidation in banking became fashionable — and profitable for a few — but in my view, the downsides for many shareholders, employees, customers, and the community have been enormous. We've certainly seen that locally. Interestingly, the increasing appearance of de novo banks (startups) in Pennsylvania indicates the need now for a return to community banking — a marketplace where we have real strength and momentum.

Diversity has received much attention at the Bank this past year? Why is that?

JAF: A top-tier community bank should serve the *entire* community — and set high standards as an employer and as a leader. To do that, we need great employees from every portion of our marketplace. If we take the initiative, the rewards are substantial. First, our Bank will benefit from a wider spectrum of talents and perspectives. Second, we will become a company that even more people will want to work for — allowing us to attract great talent. Ultimately, we will become a very exciting place to bank.

There seems to be a large number of new competitive bank branches being built in Chester County. Are you planning to expand the Bank's branch system?

KCQ: Yes. Some banks tried shifting away from branches to more electronic banking services and it generally hasn't been very successful. While people increasingly want electronic services as part of their banking program, it's clear to us that they want a neighborhood banking relationship with people they know and trust.

Customers tell us often how much they value the consistency of staff they find at First National. Conversely, they dislike the turnover and loss of relationships caused by the almost constant bank mergers in this area. One of the core advantages of community banking is being able to call or walk in and talk to someone you know — and who knows you and your situation — including the President of the Bank! That matters a great deal to many people.



John A. Featherman

What are First National's branch expansion and renovation plans?

JAF: We've made significant improvements this past year to our branching strategy. First, we are working on locating and designing every new and existing branch for maximum visibility, accessibility, and usability. Some of our existing branches need to be expanded, upgraded, or possibly even moved to better locations. Second, branding and exterior design are both extremely important. Our branches must be unique, instantly recognizable, and more appealing. Our new branch design, to be launched in Oxford this year (see page 7), is an example of how we can draw more attention to our branches — and with attention comes new business. Third, it is important that we upgrade the interiors of our branches — not just for visual appeal, but to make our customers feel more welcome, and to make better use of the space.

Michelle E. Venema: We are not only rethinking physical locations and interiors of our branch designs — but also the allocation of key personnel within them — including placing loan officers in regional banking centers such as Oxford. This adds convenience for customers because they don't always have to come to West Chester to see a lender. Our two regional lenders, presently located in two of our branches, have been warmly received. It also creates more opportunities to fully serve clients by having key segments of the Bank present in regional centers.

Linda M. Hicks: We are also working on having more Wealth Advisory and Trust professionals available within the branch system. Our new team structure will help us do that — and place more emphasis on client relationships.

Trust and Investment Services was reorganized into teams this year — and is now in an investment alliance with Haverford.* What will this mean for the Bank?


Linda M. Hicks

LMH: Our overall goal is to manage $2 billion in client assets within five years. Our new investment alliance with Haverford, along with increased efficiency in productivity and marketing will help make this goal attainable. Through our investment teams, more of our professionals are now front-line and working directly with Haverford representatives to serve existing and potential clients. This extends our outreach considerably. We are also planning new marketing initiatives, upgraded accounting and management systems, and other steps to help us meet our objectives.

Why was Haverford retained as an investment sub-adviser to the Bank?

JAF: Haverford brings many strengths to First National: 1) verified, AIMR-compliant performance;** 2) outperforming the S&P 500 for the past 5-year and 10-year periods ending December 31, 2004;*** and 3) values that are very compatible with First National's — emphasizing preservation and growth of capital, diversification, and minimizing risk — by investing only in A-rated, blue chip companies with a history of consistent growth in both earnings and dividends. By adhering to their investment discipline in an unwavering manner, Haverford strives to ensure consistent results. They have also been successful because of their huge investment in attracting and retaining the best and brightest investment team as well as their research capabilities. We are now the only Chester County bank offering investment services of this caliber.

What steps is First National taking to improve its financial performance?

KCQ: We are constantly looking for ways to improve our performance. One way is growth. Our infrastructure is capable of supporting a higher volume of transactions, so we are looking to stronger marketing, better sales performance, incentives, and other ways to grow our business overall. Another way is by controlling costs and increasing efficiency — such as benchmarking against high performing banks, streamlining our systems, and maximizing use of cost accounting software. We have made good progress on both sides, but there is much more work to be done.

Anthony J. Poluch: Business Development is a big part of this effort. Our priorities include finding better ways to use the resources we currently have. For instance, we are working on new ways for our Answer Center to contribute to deposit and loan growth by more effectively identifying and targeting market segments for our outbound and inbound phone initiatives. We are training and educating our people on our entire range of product and service offerings and teaching them to make the customer experience more interactive by asking — as well as answering — customer questions. And, we are always concerned about using technology — both existing and new — to contribute to our results.


Anthony J. Poluch, Jr.

* Haverford Financial Services, Inc., an affiliate of The Haverford Trust Company.

** Association for Investment Management and Research; gross returns for the period January 1, 1993 through December 31, 2003 were verified by Price Waterhouse Coopers.

*** Performance of Haverford Trust Company's Quality Growth Portfolio of equity securities as reported by Haverford Trust. Past performance is no guarantee of future performance. For more information about Haverford's performance, please contact one of our Trust officers.



Michelle E. Venema

Commercial Loans experienced considerable growth the last year. What challenges do you foresee in 2005?

MEV: Pricing pressures will be one of the major challenges again in 2005 and beyond — fueled by rising rates, expanded competition, and the need to maintain strong credit quality. To continue to grow our loan portfolio, we must provide an attractive combination of terms, flexibility, responsiveness with superior personal service, and long-term follow through. In short, our value to our customers must continually increase.

The increasing use of higher dividends appears to be gaining favor among corporate America. What can shareholders expect in the way of dividend policy going forward?

JAF: Dividends are an important part of the returns shareholders expect. In November, the Board voted to increase the dividend to an annual rate of $0.555 per common share. That continues a long standing policy of annual dividend increases. The total return to shareholders from the combined effect of stock price change plus quarterly dividends (reinvested in stock) came to 11.8%* for the full year 2004.

*Source: Total Return Analysis – Bloomberg, L.P.



Senior Vice Presidents

Thomas A. Imler
Trust and Investment Services

Richard W. Kaufmann
Credit Administration

T. Benjamin Marsho
Accounting/Treasury

James M. McLaughlin
Commercial Mortgage Lending

Richard M. O'Donnell
Branch Administration

Andrew H. Stump
Commercial Lending

Patricia A. Travaglini
Residential Mortgage

Annual Meeting

The 2005 Annual Meeting of Shareholders will be held on Tuesday, April 19 at 10:30 a.m. in the Musser Auditorium at Penn State Great Valley, Safeguard Scientifics Building, 30 E. Swedesford Road, Malvern, PA, just off Route 202 in the Great Valley Corporate Center. Luncheon immediately following at The Desmond Hotel, One Liberty Boulevard, Malvern, PA — located just one block straight ahead as you leave Penn State Great Valley.

Financial Information

Our Annual Report on Form 10-K for the year ended December 31, 2004 will be filed with the Securities and Exchange Commission ("SEC") on or about March 15, 2005. Copies of this and other SEC filings may be obtained electronically through First National's website at 1nbank.com. Copies may also be obtained (without exhibits) without charge by contacting the Shareholder Relations Office at 484.881.4141 or upon written request to Shareholder Relations, First National Bank of Chester County, 9 N. High Street, P.O. Box 523, West Chester, PA 19381.

Information for Shareholders

First Chester County Corporation is a publicly held company. First National Bank of Chester County is a wholly-owned subsidiary of the Corporation.

Shares can be purchased through any registered stockbroker including the market makers listed below. Direct deposit of quarterly dividends is available for registered shareholders, brokers, and custodians. Shareholders can have dividends automatically reinvested in additional shares.

Ticker Symbol FCEC
Market OTC (over the counter)

For Information
Shareholder Relations Officer
John C. Stoddart
Assistant Vice President
First Chester County Corporation
John.Stoddart@1nbank.com
484.881.4141
484.881.4115 fax

Transfer and Dividend Paying Agent/Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800.368.5948

Market Makers

Janney Montgomery Scott, LLC
1205 Westlakes Drive, Suite 380
Berwyn, PA 19312
800.542.8846
John Conaboy

Legg Mason
2 N. Church Street
West Chester, PA 19380
610.431.6777
Michael Fetrow

Boenning & Scattergood, Inc.
4 Tower Bridge, Suite 300
West Conshohocken, PA 19428
800.883.1212
James Lennon

Monroe Securities, Inc.
(Investment brokers for institutions only)
47 State Street, 2nd floor
Rochester, NY 14614
800.766.5560
Russ Feltes

McConnell Budd & Romano, Inc.
365 South Street
Morristown, NJ 07960
973.538.7800
Grier McCormick



First Chester County
Corporation

2004 Financial Statements and Related Information

Table of Contents

Selected Financial Data

(Dollars in thousands, except per share data)

STATEMENTS OF CONDITION

	December 31				
	2004	2003	2002	2001	2000
Assets	$ 805,475	$ 689,210	$ 640,010	$ 584,332	$ 550,689
Loans	618,005	511,249	447,682	448,110	406,889
Investment securities	140,029	130,729	128,375	80,741	94,195
Deposits	663,018	577,314	558,738	498,825	471,490
Stockholders' equity	55,402	51,750	48,612	43,839	43,012
Trust and Investment Services - Assets under management and custody [1]	555,644	550,217	531,756	497,120	445,150

STATEMENTS OF INCOME

	Year Ended December 31				
	2004	2003	2002	2001	2000
Interest income	$ 37,518	$ 33,533	$ 37,101	$ 38,985	$ 39,728
Interest expense	7,863	7,154	10,673	15,586	16,983
Net interest income	29,655	26,379	26,428	23,399	22,745
Provision for loan and lease losses	1,164	2,519	2,231	2,929	876
Net interest income after provision for loan and lease losses	28,491	23,860	24,197	20,470	21,869
Non-interest income	9,313	11,506	9,154	6,638	6,112
Non-interest expense	29,213	27,400	25,205	22,415	19,724
Income before income taxes	8,591	7,966	8,146	4,693	8,257
Income taxes	2,430	2,161	2,444	1,361	2,255
Net income	$ 6,161	$ 5,805	$ 5,702	$ 3,332	$ 6,002

PER SHARE DATA [2]

	2004	2003	2002	2001	2000
Net income per share (Basic)	$ 1.36	$ 1.30	$ 1.29	$ 0.75	$ 1.33
Net income per share (Diluted)	$ 1.31	$ 1.26	$ 1.28	$ 0.74	$ 1.31
Cash dividends declared	$ 0.5550	$ 0.5425	$ 0.5250	$ 0.5200	$ 0.5100
Book value	$ 12.14	$ 11.46	$ 10.97	$ 9.91	$ 9.61
Basic weighted average shares outstanding	4,527,804	4,477,108	4,423,113	4,451,351	4,511,761
Diluted weighted average shares outstanding	4,704,478	4,620,151	4,456,152	4,495,357	4,531,145

PERFORMANCE RATIOS

	2004	2003	2002	2001	2000
Return on Average Assets	0.81%	0.88%	0.94%	0.60%	1.15%
Return on Average Equity	11.59%	11.48%	12.25%	7.75%	15.03%
Average Shareholder Equity to Average Assets	7.00%	7.67%	7.64%	7.79%	7.64%
Earnings Retained	58.95%	58.07%	59.26%	30.43%	61.63%
Dividend Payout Ratio	41.05%	41.93%	40.74%	69.57%	38.37%
Net Interest Margin	4.21%	4.33%	4.71%	4.55%	4.72%

(1) These assets are managed by the Trust and Investment Services Division of the Bank and are not assets of the Bank or the Corporation.

(2) All per share data has been retroactively adjusted for stock splits and stock dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCLOSURE ABOUT FORWARD LOOKING STATEMENTS

First Chester County Corporation (the "Corporation") may from time to time make written or oral "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements contained in the Corporation's filings with the Securities and Exchange Commission (including this Report on Form 10-K), its reports to shareholders and in other communications by the Corporation. These statements can often be identified by the use of forward-looking terminology such as "believes", "expects", "intends", "may", "will", "should" or "anticipates" or similar terminology. These statements involve risks and uncertainties and are based on various assumptions. Although the Corporation believes that its expectations are based on reasonable assumptions, investors and prospective investors are cautioned that such statements are only projections. Also, future results may differ materially from our historic results. The risks and uncertainties noted below, among others, could cause the Corporation's actual future results to differ materially from those described in forward-looking statements made in this report, or presented elsewhere by Management from time to time, or from our historic results.

These risks and uncertainties include, but are not limited to, the following: (a) loan growth and/or loan margins may be less than expected due to competitive pressures in the banking industry and/or changes in the interest rate environment; (b) general economic conditions in the Corporation's market area may be less favorable than expected resulting in, among other things, a deterioration in credit quality causing increased loan losses; (c) costs of the Corporation's planned training initiatives, product development, branch expansion, new technology and operating systems may exceed expectations; (d) competition among financial and non-financial institutions in the Corporation's market area that may result in customer turnover and lower interest rate margins; (e) changes in the regulatory environment, securities markets, general business conditions and inflation may adversely affect loan demand, credit quality, consumer spending and saving habits, and interest rate margins; (f) impact of changes in interest rates on customer behavior; (g) the impact of changes in demographics on branch locations; (h) technological changes; (i) changes in the value of securities and investments managed for others may affect the growth level of the Corporation's non-interest income; (j) changes in the credit of our borrowers, the collateral securing assets or other aspects of credit quality; and (k) our ability to manage the risks involved in the foregoing. These risks and uncertainties are all difficult to predict and most are beyond the control of the Corporation's Management.

The Corporation undertakes no obligation to publicly release any revisions to the forward-looking statements to reflect events or circumstances after the date of this report.

OVERVIEW OF EARNINGS, PERFORMANCE AND NEW INITIATIVES

Net income for the year ended December 31, 2004 was $6.2 million, an increase of $356 thousand or 6.1% from $5.8 million in 2003. Basic earnings per share in 2004 were $1.36, an increase of 4.6% over 2003 earnings of $1.30. Return on average equity in 2004 increased to 11.59%, compared with 11.48% in 2003. Return on average assets declined to 0.81% in 2004 from 0.88% in 2003.

During 2004, total assets increased 16.9% to $805.5 million, loans and leases grew 20.9% to $618.0 million, and deposits grew 14.8% to $663.0 million. Deposit growth during 2004 is attributed to one municipal relationship and a small increase in core deposit growth. Loan growth in 2004 reflects the Corporation's focus on growing quality loan relationships. Although non-accrual loans increased to $7.9 million at December 31, 2004 from $3.1 million at December 31, 2003 due to a single $5.9 million real estate secured loan, underwriting standards have not changed and delinquency rates remain below 1.40%.

Earnings in 2004 were driven primarily by increases in net interest income which increased $3.3 million or 12.4% from 2003 to 2004 and a decrease in the provision for loan and lease losses of $1.4 million, partially offset by a decrease in non-interest income and increases in non-interest expense. The Corporation was able to reduce the provision for possible loan and lease losses in 2004 to $1.2 million from $2.5 million in 2003 due to recoveries of previously charged-off loans exceeding loans charged-off in 2004. In 2004, the Corporation had a net recovery of $185 thousand as compared to $2.9 million net loans charged-off in 2003. The increase in net interest income was primarily the result of the 20.9% increase in loans and leases outstanding during 2004. The decrease in non-interest income for the year ended December 31, 2004 of

$2.2 million or 19.1% when compared to the same period last year is attributed to several factors including, reduced fees from residential mortgage operations, lower gains on investment securities, larger gains on foreclosed real estate in 2003, and the inclusion in 2003 of a non-recurring gain on the sale of the Bank's credit card portfolio and the receipt of life insurance proceeds upon the death of our former CEO and President. Non-interest expenses increased $1.8 million or 6.6% in 2004 when compared to 2003. Professional fees associated with the Company's effort to comply with the Sarbanes Oxley Act of 2002, marketing costs associated with our new corporate branding and marketing campaign and certain personnel related costs contributed to this increase.

Net income in 2003 increased $103 thousand or 1.8% to $5.8 million from $5.7 million in 2002. Basic earnings per share in 2003 were $1.30 as compared to $1.29 in 2002. Return on average equity and return on average assets declined to 11.48% and 0.88% respectively, from 12.25% and 0.94% in 2002, respectively. During 2003, total assets grew 7.7% to $689.2 million and total loans grew 14.2% to $511.2 million while deposits grew 3.3% to $577.3 million.

The nominal increase in earnings in 2003 when compared to 2002 was partially the result of flat net interest income caused by declining rates on interest earning assets and deposit rates bottoming out in 2003. Also contributing to the nominal growth in earnings in 2003 was a $288 thousand increase in the provision for loan losses in 2003 and increased operating costs. These factors were offset by several non-recurring non-interest income items including a gain of $306 thousand from the sale of the Bank's $2.7 million credit card portfolio, a $1.0 million gain in the sale of OREO and $422 thousand in life insurance proceeds.

During 2004, the Corporation introduced several key strategic initiatives including the introduction of a new corporate branding and marketing campaign which is anticipated to heighten First National's visibility and reflect its commitment to continue to deliver a high level of service to its clients. Another key strategic initiative introduced during 2004 was the October rollout of an alliance with Haverford Financial Services which enables current and prospective investment management clients to benefit from Haverford's research and investment management expertise.

One of the Corporation's strategic initiatives is to take advantage of Chester County's outstanding demographics and growth rates by opening a series of new branches throughout the county over the next 5 years. In December 2004, the Corporation opened its new Oxford branch and in July 2004, the Corporation opened a new branch in Freedom Village, a life care community facility located near Brandywine Hospital in Thorndale, Pennsylvania. The Oxford branch is located in a temporary facility on the site where the Corporation plans to build a newly designed "signature look" branch later in 2005. In 2003, the Corporation opened branches in Coatesville and a supermarket branch at Giunta's in East Bradford.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income, on a tax equivalent basis, increased 12.9% or $3.5 million from $26.8 million in 2003 to $30.2 million in 2004. This is compared to a 0.8% increase or $220 thousand from 2002 to 2003. Net yields on interest-earning assets, also known as the Corporation's Net Interest Margin ("NIM"), on a tax equivalent basis, were 4.21%, 4.33%, and 4.71% for 2004, 2003 and 2002, respectively.

The increase in net interest income in 2004 compared to 2003 was primarily driven by a 20.7% or $97.3 million increase in average loans outstanding, partially offset by a 46 basis point decline in the effective portfolio rate to 5.68% from 6.14%. The prime rate increases in the third and fourth quarters of 2004 are beginning to reverse the decline in the effective portfolio rate. Lower than expected loan growth in 2003 and declining earning asset yields resulted in nominal growth in net interest income in 2003 compared to 2002.

The decline in earning asset yields in 2004 and 2003 was caused by contractual repricing of loans to current market rates and from a significant number of customers negotiating lower interest rate arrangements. The period of declining interest rates started in January of 2001 when the federal funds rate decreased 50 basis points to 6.00% and reached the floor when it was lowered to 1.00% in June of 2003. The 1.00% rate held until June of 2004 before it climbed five times to 2.25% at December 31, 2004. This declining rate environment put significant pressure on net interest margins of the Corporation in 2003 and the first half of 2004 as yields on earning assets declined faster than corresponding liability rates that were reaching mathematical and psychological floors.

Average interest-bearing liabilities in 2004 increased $82.9 million or 16.7% to $580.1 million compared to $497.2 million in 2003. The effective rate declined to 1.36% in 2004 from 1.44% in 2003. The third and fourth quarter prime rate increases started to move the effective rate on interest-bearing liabilities upward. Average interest-bearing liabilities in 2003 increased $42.6 million or 9.4% to $497.2 million compared to $454.5 million in 2002. The effective rate declined to 1.44% in 2003 for 2.35% in 2002.

In general, the Corporation's net interest margin is considered strong when compared to banks of comparable size.

AVERAGE INTEREST RATES (ON A TAX EQUIVALENT BASIS)

YIELD ON	2004	2003	2002
Interest-Earning Assets	5.30%	5.49%	6.60%
Interest-Bearing Liabilities	1.36	1.44	2.35
Net Interest Spread	3.94	4.05	4.25
Contribution of Interest-Free Funds	0.27	0.28	0.46
Net Yield on Interest-Earning Assets	4.21%	4.33%	4.71%

INTEREST INCOME ON FEDERAL FUNDS SOLD AND OTHER OVERNIGHT INVESTMENTS

Interest income on federal funds sold and other overnight investments increased 15.2% to $243 thousand from $211 thousand in 2003. The 2004 increase in interest income on federal funds sold and other overnight investments is the result of a 32 basis point increase or 26.5% increase in the rates earned on the average balance of funds sold, partially offset by a decrease in average funds sold and overnight investment balances of $1.5 million to $15.9 million in 2004 from $17.4 million in 2003. The decrease in interest income earned on federal funds sold in 2003 was the result of a decrease in funds sold and overnight investment balances and a 33.2% or 60 basis point decrease in rates earned on such investments. Rates earned on funds sold and other investments increased as the external rates increased during the second half of 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTEREST INCOME ON INVESTMENT SECURITIES

On a tax equivalent basis, interest income on investment securities increased $772 thousand or 16.0% from $4.8 million in 2003 to $5.6 million in 2004, compared to a $106 thousand or 2.2% decrease from 2002 to 2003. The increase in investment interest income in 2004 was the result of a 12.1% or 45 basis point increase in the yield earned on investment securities and by a 3.3% or $4.3 million increase in average investment security balances. In 2003, interest income on investment security balances decreased as a result of decreases in yields that were partially offset by an increase in investment security balances. During 2003 deposit increases outpaced demand for the Corporation's loan products.

INTEREST INCOME ON LOANS AND LEASES

During 2004, interest income on loans and leases, on a tax equivalent basis, generated by the Corporation's loan and lease portfolio increased 11.6% from $28.9 million in 2003 to $32.2 million in 2004. The increase in interest income on loans and leases was the direct result of an increase in the average balance of $97.3 million or 20.7% from $470.4 million in 2003 to $567.8 million in 2004, partially offset by a decrease of 7.5% or a 46 basis point decrease in the yields earned on the portfolio.

The low interest rate environment over the two years resulted in decreased yields as loans re-priced at current market rates on both a contractual and negotiated basis. Since June 30, 2004, there has been less re-financing activity and the rates on adjustable commercial and consumer loans have increased.

During the fourth quarter of 2004, one large commercial mortgage relationship totaling $5.9 million was placed on non-accrual status resulting in the reversal of accrued interest and fees of $123 thousand. This loan decreased the 2004 effective yield on the loan portfolio by 2 basis points to 5.68%. The loan is secured by real estate and is in the process of collection. Management believes collection of principal in full is probable; however, a specific reserve of $687 thousand has been allocated from our general reserve for this loan.

During 2003, interest income on loans and leases, on a tax equivalent basis, generated by the Corporation's loan and lease portfolio decreased 9.5% from $31.9 million in 2002 to $28.9 million in 2003. The decrease in interest income on loans and leases was the direct result of a 14.8% or 107 basis point decrease in the yield earned on the portfolio, partially offset by an increase in the average balance of $22.8 million or 6.3% from $442.6 million in 2002 to $470.4 million in 2003.

INTEREST EXPENSE ON DEPOSIT ACCOUNTS

Interest expense on deposit accounts decreased 9.9% or $583 thousand from $5.9 million in 2003 to $5.3 million in 2004. The decrease in interest expense on deposit accounts was the direct result of an 18.6% or 24 basis point decrease on rates paid on interest bearing deposits, partially offset by a 9.9% or $45.4 million increase in the average interest-bearing deposit balance. Substantially all of the average increase in interest-bearing deposits was from one municipal relationship. Interest expense on deposits decreased 37.0% from $9.3 million in 2002 to $5.9 million in 2003. The decrease in interest expense on deposits from 2002 to 2003 was the result of a 41.1% or 90 basis point decrease on rates paid on interest-bearing deposits, partially offset by a 7.0% or $30.1 million increase in the average interest-bearing deposit balance.

Interest expense on interest-bearing deposit accounts decreased over the last three years because of declining interest rate environment which ended on June 30, 2004 with the first of five 2004 rate increases bringing the federal funds rate up from 1.00% to 2.50% at December 31, 2004. During the second half of 2004, interest rates started to increase and put pressure on the Corporation's deposit base. Rates on existing accounts may need to be raised to maintain current deposits.

The Corporation's effective rate paid on interest-bearing deposits changed from 1.50%, 1.38%, 1.20%, and 1.07% in the first, second, third, and fourth quarters of 2003, respectively, to 1.01%, 1.03%, 1.05%, and 1.12% in the first, second, third, and fourth quarters of 2004, respectively. Competition for deposits in our Chester County market area remains highly competitive. Efforts are underway to build a series of branches throughout Chester County over the next five years. The Bank opened offices in Oxford and Freedom Village in 2004 and in Coatesville and at Giunta's Thriftway in 2003.

PROVISION FOR LOAN AND LEASE LOSSES

During 2004, the Corporation recorded a provision for loan and lease losses of $1.2 million, compared to $2.5 million and $2.2 million in 2003 and 2002, respectively. In 2004 there was a net recovery of $185 thousand, compared to a net charge-off of $2.9 million and $2.3 million in 2003 and 2002, respectively. Net recoveries as a percentage of average loans outstanding were 0.03% in 2004. Net charge-offs as a percentage of average loans outstanding were 0.61% and 0.53% for 2003 and 2002, respectively. Provision expense in 2004 decreased when compared to the previous periods, primarily due to overall improved credit quality of the portfolio and the high level of recoveries during 2004. The provision expense in 2003 was increased to provide for increased loan write-downs and charge offs taken that year. Management believes that the allowance for loan and leases losses is adequate based on its current assessment of probable and estimated losses. The allowance for loan and lease losses as a percentage of loans outstanding was 1.17%, 1.15% and 1.39% at December 31, 2004, 2003 and 2002, respectively.

NON-INTEREST INCOME

Total non-interest income decreased $2.2 million or 19.1%, from $11.5 million in 2003 to $9.3 million in 2004, compared to an increase of $2.4 million or 25.7% from 2002 to 2003. The various components of non-interest income are discussed below.

The largest component of non-interest income is Trust and Investment Services ("TIS") revenue, which increased $209 thousand or 6.4%, from $3.3 million in 2003 to $3.5 million in 2004, compared to an increase of $98 thousand or 3.1%, from $3.2 million in 2002 to $3.3 million in 2003. The market value of TIS assets under management and custody grew 1.0% from $550.2 million at December 31, 2003, to $555.6 million at December 31, 2004. TIS assets under management and custody grew 3.5% or $19.4 million in 2003. In the third quarter of 2004, the Corporation announced that its TIS division had formed a strategic alliance with Haverford Financial Services (HFS). HFS will provide investment management services on a sub-advisory basis to current and future TIS clients. The Corporation anticipates new opportunities to increase assets under management from this alliance.

Service charges on deposit accounts increased $94 thousand or 4.7% from $2.0 million in 2003 to $2.1 million in 2004 and increased $135 thousand or 7.2% in 2003 from 2002. Growth in service charge revenue on deposit accounts of $94 thousand or 4.7% was not consistent with the 16.7% increase in average deposits. This is primarily due to the fact that one large municipal relationship accounted for substantially all of the increase in average deposits. Service charge increases of 7.2% in 2003 compared to 2002 were in line with 2003 average deposit growth of approximately 9.5%.

Gains on the sale of investment securities decreased $340 thousand or 82.9% from $410 thousand in 2003 to $70 thousand in 2004. Gains on the sale of investment securities decreased $198 thousand in 2003 from $212 thousand in 2002. The gains realized on the sale of investment securities in 2004, 2003 and 2002 were the result of normal portfolio management.

The Corporation has operating lease agreements with several customers. The income on these agreements is classified as "Rental Income". Rental Income on operating lease agreements decreased $39 thousand from $867 thousand in 2003 to $828 thousand in 2004, compared to a $117 thousand increase in 2003 due to a decline in the volume of operating lease contracts. See discussion of related depreciation expense in the non-interest expense section.

Gains on the sale of fixed assets and OREO (Other Real Estate Owned) were $145 thousand, $1,012 and $438 in 2004, 2003 and 2002, respectively. The large gain in 2003 related to foreclosed property that was sold at a higher value than the Corporation had anticipated.

Gains and fee income generated in the sale of residential mortgage loans decreased $642 thousand from $1.0 million in 2003 to $377 thousand in 2004, compared to a $297 thousand increase in 2003. During 2004, refinancing and originations of salable loans had substantially decreased, resulting in a lower amount of gains and fees being collected when compared to prior periods. During 2002 and 2003 this activity was strong and resulted in a substantial amount of gain and fee income. In this increasing rate environment, Management does not expect this component of non-interest income to be significant in future time periods.

In 2003, the Corporation received proceeds of $422 thousand from life insurance upon the death of its former President and CEO. There was no income from life insurance proceeds in 2004 or 2002.

Gain from the sale of the Corporation's credit card portfolio in 2004 was $34 thousand. This income was a residual piece of the 2003 sale of the portfolio that had been held back to provide for any losses that may have occurred for a period of 12 months after the sale. In 2003 the Corporation sold its $2.7 million credit card portfolio to Elan Financial Services. The gain recorded on the sale in 2003 was $306 thousand.

The primary components of other non-interest income over the past three years are as follows:

	2004	2003	2002
Electronic Banking	$ 823	$ 760	$ 690
Wealth Advisory Services	268	124	113
Miscellaneous Loan Fees	341	377	407
Other*	826	911	757
	$2,258	$2,172	$1,967

* Other includes rental income, safe deposit box fees, cash management fees and other commission and fee income.

NON-INTEREST EXPENSE

Total non-interest expense increased $1.8 million or 6.6% from $27.4 million in 2003 to $29.2 million in 2004, compared to an increase of $2.2 million or 8.7% from 2002 to 2003. The growth in non-interest expense reflects the increased costs of staffing and benefits, professional and consulting fees and spending relating to the Corporation's new imaging and branding rollout. The various components of non-interest expense changes are discussed below.

Employee salaries and benefits increased $844 thousand or 5.6% from $15.0 million in 2003 to $15.8 million in 2004, compared to $1.1 million or 7.7% increase from 2002 to 2003. Increased staff, annual employee raises, promotions and an increase in employee benefits are primarily responsible for the increases in both years.

Net occupancy, equipment and data processing expense decreased $115 thousand or 2.1% from $5.5 million in 2003 to $5.4 million in 2004, compared to $540 thousand or 10.9% increase from 2002 to 2003. The decrease in 2004 was the result of changes made in the depreciation calculations for some of the Corporation's real estate, partially offset by increased operating expense related to the opening of the Oxford and Freedom Village banking facilities. The increase from 2002 to 2003 was partially the result of the opening of the Coatesville and Giunta's branches.

Depreciation on operating leases increased $49 thousand or 7.1% from $691 thousand in 2003 to $740 thousand in 2004 compared to a $24 thousand or 3.6% increase from 2002 to 2003. This depreciation expense is the result of operating lease agreements the Corporation has with several of its customers. The income associated with this operating lease is classified as Rental Income. See related discussion of Rental Income in the Non-Interest Income section, above.

Professional services increased $586 thousand or 50.4% from $1.2 million in 2003 to $1.8 million in 2004 compared to an increase of $20 thousand or 1.8% from 2002 to 2003. Professional services were directly impacted by the costs associated with the Corporation's efforts to comply with the Sarbanes Oxley legislation that became effective this year. Direct Sarbanes Oxley costs of $272 are included in 2004 operating results. The Company also hired a real estate consultant in 2004 to help identify real estate opportunities and efficiencies. The increase from 2002 to 2003 was the result of a general increase in audit, accounting and consulting fees and legal fees related to loan work-out activities.

FDIC deposit insurance expense was $86, $88 and $86 thousand for the year's 2004, 2003 and 2002, respectively. Bank shares tax was $517 thousand in 2004, $493 thousand in 2003 and $480 thousand in 2002. Bank Shares Tax was 0.83%, 0.93% and 0.92% of average stockholder's equity for 2004, 2003, and 2002, respectively. The Pennsylvania Bank Shares Tax is based primarily on Bank stockholder's equity and paid annually.

Total other non-interest expense increased $427 thousand or 9.4% from $4.5 million in 2003 to $4.9 million in 2004. The increase in 2004 in other non-interest expense can be primarily attributed to increased costs associated with the adoption of a new corporate image and marketing campaign. Total other non-interest expense increased $522 thousand or 13.1% from 2002 to 2003 as a result of the increased cost of supporting the Corporation's growing infrastructure.

INCOME TAXES

Income tax expense was $2.4 million in 2004 compared to $2.2 million in 2003 and $2.4 million in 2002, representing an effective tax rate of 28.3%, 27.1% and 30.0%, respectively. The effective tax rate in 2004 and 2003 decreased due to changes in the tax exempt components of the Corporation's balance sheet and income statement, such as tax exempt investment securities, tax exempt loans, and the gain on the proceeds of life insurance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED AVERAGE BALANCE SHEET AND TAX EQUIVALENT INCOME/EXPENSES AND RATES FOR THE YEAR ENDED DECEMBER 31, 2004

(Dollars in thousands)	2004			2003			2002		
	Daily Average Balance	Interest	Rate	Daily Average Balance	Interest	Rate	Daily Average Balance	Interest	Rate
ASSETS									
Federal funds sold and other overnight investments	$ 15,868	$ 243	1.53%	$ 17,368	$ 211	1.21%	$ 20,861	$ 378	1.81%
Interest bearing deposits in banks	693	6	0.87	543	3	0.55	210	5	2.38
Investment securities									
Taxable	110,056	4,504	4.09	115,689	4,158	3.59	98,092	4,797	4.89
Tax-exempt [1]	24,209	1,086	4.49	14,280	660	4.62	1,718	127	7.38
Total investment securities	134,265	5,590	4.16	129,969	4,818	3.71	99,810	4,924	4.93
Loans and leases [2]									
Taxable	557,808	31,656	5.68	462,806	28,414	6.14	440,054	31,702	7.20
Tax-exempt [1]	9,947	590	5.93	7,607	468	6.16	2,559	204	7.97
Total loans	567,755	32,246	5.68	470,413	28,882	6.14	442,613	31,906	7.21
Total interest-earning assets	718,581	38,085	5.30	618,293	33,914	5.49	563,494	37,213	6.60
Non-interest-earning assets									
Allowance for possible loan and lease losses	(6,526)			(6,253)			(6,542)		
Cash and due from banks	24,029			25,209			24,064		
Other assets	23,284			22,981			22,660		
Total assets	$759,368			$660,230			$603,676		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Savings, NOW, and money market deposits	$391,057	$ 2,604	0.67	$338,343	$ 2,501	0.74	$292,446	$3,875	1.33
Certificates of deposit and other time	111,838	2,700	2.41	119,162	3,386	2.84	135,006	5,473	4.05
Total interest-bearing deposits	502,895	5,304	1.05	457,505	5,887	1.29	427,452	9,348	2.19
Securities sold under repurchase agreements	-	-	-	133	3	2.26	779	23	2.95
Junior subordinated debt	15,465	728	4.71	-	-	-	-	-	-
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	-	-	-	6,342	312	4.92	2,288	136	5.75
Federal Home Loan Bank advances and other borrowings	61,707	1,832	2.97	33,176	952	2.87	24,027	1,166	4.85
Total interest-bearing liabilities	580,067	7,864	1.36	497,156	7,154	1.44	454,546	10,673	2.35
Non-interest-bearing liabilities									
Non-interest-bearing demand deposits	121,664			107,310			97,266		
Other liabilities	4,468			5,203			5,327		
Total liabilities	706,199			609,669			557,139		
Stockholders' equity	53,169			50,561			46,537		
Total liabilities and stockholders' Equity	$759,368			$660,230			$603,676		
Net interest income		$30,221			$26,760			$26,540	
Net yield on interest-earning assets			4.21%			4.33%			4.71%

[1] The indicated income and annual rate are presented on a tax equivalent basis using the federal marginal rate of 34%, adjusted for the TEFRA 20% penalty for 2004, 2003, and 2002.

[2] Nonaccruing loans are included in the average balance.

ASSET QUALITY AND ALLOWANCE FOR LOAN AND LEASE LOSSES

The allowance for loan and lease losses is an amount that Management believes will be adequate to absorb loan and lease losses on existing loans and leases that may become uncollectible based on Management's evaluations of the collectibility of loans and leases. These evaluations take into consideration such factors as changes in the nature and volume of the loan and lease portfolio, overall portfolio quality, adequacy of collateral, review of specific problem loans and leases, and current economic conditions that may affect the borrower's ability to pay.

Management evaluates the adequacy of the allowance on a quarterly basis to ensure the provision for loan and lease losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is appropriate based on Management's assessment of probable estimated losses. The Corporation's methodology for assessing the appropriateness of the allowance for loan and lease losses consists of several key elements. These elements include a specific allowance for loan and lease classified list loans and an allowance based on historical trends. The Corporation consistently applies the following comprehensive methodology.

The allowance for loan and lease losses addresses those loans and leases maintained on the Corporation's loan and lease classified list, which are assigned a rating of substandard, doubtful, or loss. Substandard loans and leases are those with a well-defined weakness, which jeopardizes the repayment of the debt. A loan or lease may be classified as substandard as a result of impairment of the borrower's financial condition and repayment capacity. Loans and leases for which repayment plans have not been met or collateral equity margins do not protect the Corporation may also be classified as substandard. Doubtful loans and leases have the characteristics of substandard loans and leases with the added characteristic that collection or liquidation in full, on the basis of presently existing facts and conditions, is highly improbable. Although the possibility of loss is extremely high for doubtful loans and leases, the classification of loss is deferred until pending factors, which might improve the loan or lease, have been determined. Loans and leases rated as doubtful in whole or in part are placed on nonaccrual status. Loans and leases, which are classified as loss, are considered uncollectible and are charged to the allowance for loan and lease losses.

Loans and leases on the loan and lease classified list may also be impaired loans, which are defined as nonaccrual loans and leases or troubled debt restructurings, which are not in compliance with the restructured terms. Each of the classified loans and leases on the watch list is individually analyzed to determine the level of the potential loss under the current circumstances. The specific reserve established for these criticized by Management and impaired loans and leases is based on careful analysis of the loan's and leases performance, the related collateral value, cash flow considerations and the financial capability of any guarantor. The allowance for classified list loans and leases is equal to the total amount of potential unconfirmed losses for the individual classified loans and leases on the classified list. Classified loans and leases are managed and monitored by Management.

The allowance is based on historical trends and uses charge-off experience of the Corporation to estimate potential unconfirmed losses in the balances of the loan and lease portfolios. The historical loss experience percentage is based on the charge-off history. Historical loss experience percentages are applied to all non-classified loans and leases to obtain the portion of the allowance for loan and lease losses which is based on historical trends. Before applying the historical loss experience percentages, loan and lease balances are reduced by amounts of government agency guarantees. Installment loan balances are also adjusted for unearned discounts.

The Corporation also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions, which may cause a potential loan and lease loss but are not specifically identifiable. It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan and lease losses may be, the analysis produces only estimates, which, by definition lack precision.

Since all identified losses are immediately charged off, no portion of the allowance for loan and lease losses is restricted to any individual loan or groups of loans, or lease or groups of leases, and the entire allowance is available to absorb any and all loan and lease losses.

The following tables present information regarding the Corporation's total allowance for loan and lease losses as well as the allocation of such amounts to the various categories of loans at the dates indicated:

	December 31, 2004		
(Dollars in thousands)	Allowance for Loan and Lease Losses	Percent of Allowance	Percent of Total Loans
Commercial loans and leases	$ 4,717	65.4%	0.76%
Residential real estate	276	3.8%	0.05%
Consumer loans	1,502	20.8%	0.24%
General allowance	718	10.0%	0.12%
Total allowance for loan and lease losses	$ 7,213	100.0%	1.17%

	December 31, 2003		
(Dollars in thousands)	Allowance for Loan and Lease Losses	Percent of Allowance	Percent of Total Loans
Commercial loans and leases	$ 3,875	66.1%	0.76%
Residential real estate	199	3.4%	0.04%
Consumer loans	1,187	20.2%	0.23%
General allowance	603	10.3%	0.12%
Total allowance for loan and lease losses	$ 5,864	100.0%	1.15%

ANALYSIS OF CHANGES IN THE ALLOWANCE FOR LOAN AND LEASE LOSSES AND COMPARISON OF LOANS OUTSTANDING

(Dollars in thousands)	December 31				
	2004	2003	2002	2001	2000
Balance at beginning of year	$ 5,864	$ 6,230	$ 6,344	$ 6,609	$ 6,261
Provision charged to operating expense	1,164	2,519	2,231	2,929	876
Recoveries of loans previously charged off					
Commercial loans	955	175	274	76	26
Real estate – mortgages	31	9	-	-	59
Consumer loans	28	28	51	114	49
Lease financing receivables	81	2	-	8	-
Total recoveries	1,095	214	325	198	134
Loan charge-offs					
Commercial loans	(261)	(1,044)	(841)	(2,173)	(37)
Real estate – mortgages	(294)	(545)	(1,265)	(955)	(161)
Consumer loans	(121)	(261)	(216)	(256)	(440)
Lease financing receivables	(234)	(1,248)	(348)	(8)	(24)
Total charge-offs	(910)	(3,099)	(2,670)	(3,392)	(662)
Net loan recoveries (charge-offs)	185	(2,885)	(2,345)	(3,194)	(528)
Balance at end of year	$ 7,213	$ 5,864	$ 6,230	$ 6,344	$ 6,609
Year-end loans outstanding	$618,005	$511,249	$447,682	$448,110	$406,889
Average loans outstanding	$567,755	$470,413	$442,613	$419,984	$378,211
Allowance for possible loan losses as a percentage of year-end loans outstanding	1.17%	1.15%	1.39%	1.42%	1.62%
Ratio of (net recoveries) net charge-offs to average loans outstanding	(0.03%)	0.61%	0.53%	0.76%	0.14%

Non-performing loans and leases include those on non-accrual status and loans past due 90 days or more and still accruing. The Corporation's policy is to write down all non-performing loans to net realizable value based on updated appraisals. Non-performing loans are generally collateralized and are in the process of collection. Non-performing loans reduce the Corporation's earnings because interest income is not earned on such assets. Non-accrual loans at December 31, 2004 include a real estate secured loan of $5.9 million. Management is actively working to collect this loan and does not anticipate a loss of principal. However, a specific reserve of $687 thousand was established in the allowance for loan losses relative to this loan in the fourth quarter. Please see the "Non-Interest Income" section for information regarding gains on the sale of OREO. The following chart represents detailed information regarding non-performing loans:

NON-PERFORMING LOANS AND ASSETS

(Dollars in thousands)	December 31 2004	2003	2002	2001	2000
Past due over 90 days and still accruing	$ --	$ 597	$ 321	$ 174	$ 134
Non-accrual loans and leases [1]	7,877	3,093	5,216	7,630	1,364
Total non-performing loans and leases	7,877	3,690	5,537	7,804	1,498
Other real estate owned ("OREO")	757	965	368	831	803
Total non-performing assets	$ 8,634	$ 4,655	$ 5,905	$ 8,635	$ 2,301
Interest income which would have been recorded	$ 209	$ 348	$ 448	$ 308	$ 76
Interest income that was received from customer	(27)	(46)	(234)	--	(17)
Total contractual interest for nonaccruing loans and leases not collected	$ 182	$ 302	$ 214	$ 308	$ 59
Non-performing loans as a percentage of total loans and leases	1.27%	0.72%	1.24%	1.74%	0.37%
Allowance for loan losses as a percentage of non-performing loans and leases	91.57%	158.92%	112.52%	81.29%	441.19%
Non-performing assets as a percentage of total loans and leases and other real estate owned	1.40%	0.91%	1.32%	1.92%	0.56%
Allowance for loan and lease losses as a percentage of non-performing assets	83.54%	125.97%	105.50%	73.47%	287.22%

[1] Generally the Bank places a loan in nonaccrual status when principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection.

Management believes that the allowance for loan and lease losses is adequate based on its current assessment of probable estimated losses. OREO represents residential and commercial real estate owned by the Corporation following default by borrowers that has been written down to estimated realizable value (net of estimated disposal costs) based on professional appraisals.

Management is not aware of any loans or leases other than those included in these tables and mentioned in this section as well as the Asset Quality and Allowance for Loan and Lease Losses section that would be considered potential problem loans and cause Management to have doubts as to the borrower's ability to comply with loan repayment terms.

OREO of $757 at December 31, 2004 consists of one commercial property that the Corporation is actively attempting to sell. OREO balances may increase substantially if the Corporation is forced to foreclose on the $5.8 million real estate related loan presently in non-accrual status.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL ADEQUACY

The Corporation is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve Board ("FRB") for bank holding companies. The Bank is also subject to similar capital requirements adopted by the Office of the Comptroller of the Currency ("OCC"). Under these requirements, the regulatory agencies have set minimum thresholds for Tier I Capital, Total Capital, and Leverage ratios. At December 31, 2004, both the Corporation's and the Bank's capital exceeded all minimum regulatory requirements and were considered "well capitalized", as defined in the regulations issued pursuant to the FDIC Improvement Act of 1994. The Corporation's and Bank's Risk-Based Capital Ratios, shown below, have been computed in accordance with regulatory accounting policies.

RISK-BASED CAPITAL RATIOS	December 31			"Well Capitalized"
	2004	2003	2002	Requirements
Corporation				
Leverage Ratio	8.62%	9.71%	8.29%	N/A
Tier I Capital Ratio	10.80%	12.01%	10.83%	N/A
Total Risk-Based Capital Ratio	11.91%	13.07%	12.08%	N/A
Bank				
Leverage Ratio	8.11%	8.68%	8.05%	5.00%
Tier I Capital Ratio	10.16%	10.72%	10.53%	6.00%
Total Risk-Based Capital Ratio	11.26%	11.79%	11.78%	10.00%

The Bank is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities that, if they were to be implemented, would have a material effect on liquidity, capital resources or operations of the Corporation.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2004:

(Dollars in thousands)	2009	2008	2007	2006	2005
Minimum annual rentals on noncancellable operating leases	$ 398	$ 377	$ 375	$ 365	$ 339
Remaining contractual maturities of time deposits	7,996	3,963	6,162	21,251	65,303
Loan commitments	-	-	-	-	213,962
Long-term borrowed funds	9,070	23,816	20,947	4,566	297
Guaranteed preferred beneficial interests in Corporation's subordinated debentures	-	-	-	-	-
Standby letter of credit	-	-	-	-	11,430
Total	$ 17,464	$ 28,156	$ 27,484	$ 26,182	$291,331

The Corporation had no capital leases at December 31, 2004.

BRANCHING AND TECHNOLOGY PROJECTS

The Corporation intends to open a series of new branch locations throughout Chester County over the next five years. A new customer focused branch design will be introduced when construction is finished on the permanent branch building in Oxford, Pennsylvania. The new "signature look" will be rolled out to new and certain current locations over the next 5 years. Technological improvements expected over the next 18 months, include secure electronic delivery of customer checking and savings statements and an improvement of customer service issues as the Bank utilizes the power of its new customer relationship management system ("CRM"). Management hopes to utilize the CRM along with the Answer Center to identify service issues and customer trends on a proactive basis resulting in a higher degree of customer satisfaction.

DESCRIPTION OF CAPITAL STOCK AND MARKET INFORMATION

The authorized capital stock of the Corporation consists of 10,000,000 shares of common stock, par value $1.00 per share, of which 4,562,225 and 4,516,552 shares were outstanding (net of shares held in Treasury) at the end of 2004 and 2003, respectively. The Corporation's common stock is publicly traded over the counter under the symbol "FCEC". Trading is sporadic. The following table shows the range of high and low bid quotations for the stock based upon transactions reported for each quarter respectively. Such quotations reflect inter-dealer bids and may not necessarily represent actual transactions.

	Bid Quotations			
	2004		2003	
Quarter Ended	High	Low	High	Low
First	$27.45	$24.26	$18.75	$16.65
Second	$25.25	$21.50	$19.10	$18.25
Third	$26.90	$23.50	$21.50	$20.25
Fourth	$28.00	$24.88	$25.05	$24.55

CRITICAL ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The Corporation considers that the determination of the allowance for loan and lease losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan and lease losses is calculated with the objective of maintaining a reserve level believed by Management to be sufficient to absorb estimated credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan and lease portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, leases, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, mortgages, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan and lease portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from Management's estimates, additional provisions for loan and lease losses may be required that could adversely impact earnings in future periods.

The Corporation recognizes deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carryforwards and tax credits. Deferred tax assets are subject to Management's judgment based upon available evidence that future realization is more likely than not. If Management determines that the Company may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During 2004 the SEC released Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" SAB 105 provides guidance about the measurement of loan commitments recognized at fair value under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB 105 did not have a material effect on the Corporations consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123(R), "Accounting For Stock-Based Compensation." SFAS 123(R) amends FASB Statements No. 123 and supercedes APB No. 25. SFAS 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Under SFAS 123(R) all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award will generally be measured at fair value at the grant date. Current accounting guidance requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The Statement applies to all awards granted after the first interim or annual reporting period beginning after June 15, 2005 and to awards modified, repurchased, or cancelled after that date. The Corporation has determined that this statement will not have a material effect on the consolidated financial statements. The Corporation's current share-based payment plan expires in 2005 and of all the options currently outstanding, none are unvested.

In November 2003, the Emerging Issues Task Force (EITF) of the FASB issued EITF Abstract 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (EITF 03-1). In March 2004, the EITF issued a Consensus on Issue 03-1 requiring that the provisions of EITF 03-1 be applied for reporting periods beginning after June 15, 2004 to investments accounted for under SFAS No. 115 and 124. EITF 03-1 establishes a three-step approach for determining whether an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In September 2004, the FASB issued a proposed Staff Position, EITF Issue 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF 03-1" (EITF 03-1-a). EITF 03-1-a would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under paragraph 16 of EITF 03-1. In September 2004, the FASB issued a Staff Position, EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" (EITF 03-1-1). EITF Issue No. 03-1-1 delays the effective date of certain provisions of EITF Issue 03-1, including steps two and three of the Issue's three-step approach for determining whether an investment is other-than-temporarily impaired. However, step one of that approach must still be initially applied for impairment evaluations in reporting periods beginning after June 15, 2004. The delay of the effective date for paragraphs 10-20 of EITF Issue 03-1 will be superseded with the final issuance of proposed EITF Issue 03-1-a. The quantitative and qualitative disclosure provisions of EITF 03-1 were effective for years ending after December 15, 2003 and are included in these financial statements and have not had a material impact for either period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

LIQUIDITY MANAGEMENT AND INTEREST RATE SENSITIVITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for business expansion. Liquidity management addresses the Corporation's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise. Liquidity is managed on a daily basis enabling Management to monitor changes in liquidity and to react accordingly to fluctuations in market conditions. The primary sources of liquidity for the Corporation are funding available from deposits, Federal Home Loan Bank ("FHLB"), and cash flow from the investment and loan portfolios. The Corporation considers funds from demand, NOW, money market, savings and certificates less than $100 thousand as "core" deposits because of the historical stability of such sources of funds. Details of core deposits, non-interest bearing demand deposit accounts and other deposit sources are highlighted in the following table:

DEPOSIT ANALYSIS

(Dollars in thousands)

	2004		2003		2002	
DEPOSIT TYPE	Average Balance	Effective Yield	Average Balance	Effective Yield	Average Balance	Effective Yield
NOW	$129,569	0.51%	$ 88,518	0.19%	$ 79,587	0.38%
Money Market	26,255	0.51%	26,051	0.70%	25,430	1.37%
Statement Savings	65,682	0.56%	63,032	0.77%	53,754	1.44%
Other Savings	1,370	0.51%	1,522	0.79%	1,567	1.34%
CD's Less than $100,000	85,873	2.46%	96,773	2.93%	109,362	4.18%
Total Core Deposits	308,749	1.06%	275,896	1.33%	269,700	2.23%
Non-Interest-Bearing Demand Deposits	125,074	--	107,334	--	97,266	--
Subtotal	433,823	0.75%	383,230	0.96%	366,966	1.64%
Tiered Savings	168,180	0.86%	159,220	1.04%	132,108	1.84%
CD's Greater than $100,000	25,966	2.28%	22,365	2.48%	25,644	3.52%
Total Deposits	$627,969		$564,815		$524,718	

MATURITIES OF CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS, $100,000 OR MORE, AT DECEMBER 31, 2004

(Dollars in thousands)	Due Within 3 Months	Over 3 Months Through 6 Months	Over 6 Months Through 12 Months	Due Over 12 Months	Total
Certificates of Deposit $100,000 or more	$ 7,273	$ 11,193	$ 6,000	$ 8,582	$ 33,048

The Corporation utilizes borrowings from the FHLB and collateralized repurchase agreements in managing its interest rate risk and as a tool to augment deposits and in funding asset growth. The Corporation may utilize these funding sources to better match its assets that are subject to longer term repricing (i.e., between one and five years). The Bank, as a member of the FHLB, maintains several credit facilities (overnight lines of credit, amortizing and non-amortizing fixed rate term and variable rate term advances with FHLB). As of December 31, 2004, the amount outstanding under the Bank's line of credit with the FHLB was $0.

FHLB borrowings totaled $66.5 million compared to $40.5 million at December 31, 2003. During 2004 and 2003, average FHLB advances were approximately $61.7 million and $33.2 million, respectively and consisted of short and long term advances representing a combination of maturities. The average interest rate for 2004 and 2003 on these advances was approximately 3.0% and 2.9%, respectively. The Bank currently has a maximum borrowing capacity with the FHLB of approximately $150.2 million.

The goal of interest rate sensitivity management is to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to repricing in a future time period. The Corporation's net interest rate sensitivity of its "gap position" within one year is a negative $213.4 million or 26.5% of total assets at December 31, 2004, compared with a negative $228.7 million or 33.2% of total assets at the end of 2003. The Corporation's gap position is just one tool used to evaluate interest rate risk and the stability of net interest margins. The data in the following chart represents the gap position at a specific point in time and may not be indicative of future gap positions. Another tool that Management uses to evaluate interest rate risk is a computer simulation model that assesses the impact of changes in interest rates on net interest income, net-income under various interest rate forecasts and scenarios. Management has set acceptable limits of risk within its Asset Liability Committee ("ALCO") policy and monitors the results of the simulations against these limits quarterly. Management monitors interest rate risk as a regular part of corporate operations with the intention of maintaining a stable net interest margin.

INTEREST RATE SENSITIVITY GAP AS OF DECEMBER 31, 2004

(Dollars in thousands)	Within One Year	Through Five Years	Five Years	Non-Rate Sensitive	Total
ASSETS					
Federal funds sold	$ 6,500	$ -	$ -	$ -	$ 6,500
Investment securities	42,130	57,599	40,300	-	140,029
Interest bearing deposits in banks	454	-	-	-	454
Loans and leases	249,921	275,181	92,903	(7,213)	610,792
Cash and due from banks	-	-	-	24,656	24,656
Premises & equipment	-	-	-	14,137	14,137
Other assets	-	-	-	8,907	8,907
Total assets	$ 299,005	$ 332,780	$ 133,203	$ 40,487	$ 805,475
LIABILITIES AND CAPITAL					
Non-interest-bearing deposits	$ -	$ -	$ -	$ 125,452	$ 125,452
Interest bearing deposits	491,315	39,372	6,879	-	537,566
Junior subordinated debt	15,465	-	-	-	15,465
FHLB advances and other borrowings	5,556	53,283	7,625	-	66,464
Other liabilities	28	-	5,098	-	5,126
Capital	-	-	-	55,402	54,402
Total liabilities and capital	$ 512,364	$ 92,655	$ 19,602	$ 180,854	$ 805,475
Net interest rate sensitivity gap	$(213,359)	$240,125	$ 113,601	$(140,367)	$ -
Cumulative interest rate sensitivity gap	$(213,359)	$ 26,766	$ 140,367	$ -	$ -
Cumulative interest rate sensitivity gap divided by total assets	(26.5%)	3.3%	17.4%		

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Corporation's gap position is one factor used to evaluate interest rate risk and the stability of net interest margins. Other factors include computer simulations of what might happen to net interest income under various interest rate forecasts and scenarios. The Corporation's Asset Liability Management Policy requires quarterly calculation of the effects of changes in interest rates on net interest income. The table below summarizes estimated changes in net interest income over the twelve-month period ending December 31, 2004 under alternative interest rate scenarios. The change in interest rates was modeled to simulate the effect of a proportional shift in asset and liability ratios (rate ramp). The prime rate as reported in the Wall Street Journal as of December 31, 2004 of 5.25% is used as the "driver rate" in these simulations.

(Dollars in thousands)

Change in Interest Rates	Net Interest Income	Dollar Change	Percent Change
+200 Basis Points	$ 36,379	$ 1,922	5.58%
+100 Basis Points	35,414	958	2.78
Flat Rate	34,456	-	-
-100 Basis Points	33,506	(950)	(2.76)
-200 Basis Points	32,568	(1,889)	(5.48)

Management believes that the assumptions utilized in evaluating the vulnerability of the Corporation's net interest income to changes in interest rates approximate actual experience. The interest rate sensitivity of the Corporation's assets and liabilities, as well as the estimated effect of changes in interest rates on net interest income, however, could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based.

In the event the Corporation should experience a mismatch in its desired gap position or an excessive decline in its net interest income subsequent to an immediate and sustained change in interest rates, it has a number of options which it could utilize to remedy such a mismatch. The Corporation could restructure its investment portfolio through sale or purchase of securities with more favorable repricing attributes. It could also promote loan products with appropriate maturities or repricing attributes. The Corporation could also solicit deposits or search for borrowings with more desirable maturities. However, market circumstances might make execution of these strategies cost prohibitive or unattainable.

The nature of the Corporation's current operation is such that it is not subject to foreign currency exchange or commodity price risk. Additionally, neither the Corporation nor the Bank owns trading assets. At December 31, 2004, the Corporation did not have any hedging transactions in place such as interest rate swaps, caps or floors.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	December 31	
	2004	2003
ASSETS		
Cash and due from banks	$ 24,656	$ 28,509
Federal funds sold and other overnight investments	6,500	2,500
Interest bearing deposits	454	374
Total cash and cash equivalents	31,610	31,383
Investment securities held-to-maturity (fair value of $11 at December 31, 2004 and $20 at December 31, 2003)	10	19
Investment securities available-for-sale, at fair value	140,019	130,710
Loans and leases	618,005	511,249
Less allowance for possible loan and lease losses	(7,213)	(5,864)
Net loans	610,792	505,385
Premises and equipment, net	14,137	13,168
Other assets	8,907	8,545
Total assets	$ 805,475	$ 689,210
LIABILITIES		
Deposits		
Non-interest-bearing	$ 125,452	$ 114,307
Interest-bearing (including certificates of deposit over $100 of $33,048 and $21,346 - 2004 and 2003, respectively)	537,566	463,007
Total deposits	663,018	577,314
Federal Home Loan Bank advances and other borrowings	66,464	40,543
Junior subordinated debt	15,465	-
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	-	15,000
Other liabilities	5,126	4,603
Total liabilities	750,073	637,460
STOCKHOLDERS' EQUITY		
Common stock, par value $1.00; authorized, 10,000,000 shares; Outstanding 4,799,666 at December 31, 2004 and December 31, 2003	4,800	4,800
Additional paid-in capital	2,052	1,877
Retained earnings	53,747	50,117
Accumulated other comprehensive income (loss)	(78)	306
Treasury stock, at cost: 2004 – 237,441 and 2003 – 283,144	(5,121)	(5,350)
Total stockholders' equity	55,402	51,750
Total liabilities and stockholders' equity	$ 805,475	$ 689,210

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share)	Years ended December 31		
	2004	2003	2002
INTEREST INCOME			
Loans and leases, including fees	$ 32,046	$ 28,724	$ 31,837
Investment securities	5,223	4,595	4,881
Federal funds sold and other overnight investments	243	211	378
Deposits in banks	6	3	5
Total interest income	37,518	33,533	37,101
INTEREST EXPENSE			
Deposits	5,304	5,887	9,348
Securities sold under repurchase agreements	-	3	23
Junior subordinated debt	728	-	-
Guaranteed preferred beneficial interest in Corporation's subordinated Debentures	-	312	136
Federal Home Loan Bank advances and other borrowings	1,831	952	1,166
Total interest expense	7,863	7,154	10,673
Net interest income	29,655	26,379	26,428
PROVISION FOR LOAN AND LEASE LOSSES	1,164	2,519	2,231
Net interest income after provision for loan and lease losses	28,491	23,860	24,197
NON-INTEREST INCOME			
Trust and Investment Services	3,486	3,277	3,179
Service charges on deposit accounts	2,115	2,021	1,886
Investment securities gains, net	70	410	212
Operating lease rental income	828	867	750
Gains on the sale of fixed assets and OREO	145	1,012	438
Gains and fees on the sale of residential mortgages	377	1,019	722
Gains on the sale of credit card portfolio	34	306	-
Proceeds from life insurance	-	422	-
Other	2,258	2,172	1,967
Total non-interest income	9,313	11,506	9,154
NON-INTEREST EXPENSE			
Salaries and employee benefits	15,815	14,971	13,897
Occupancy, equipment, and data processing	5,361	5,476	4,936
Depreciation expense on operating leases	740	691	667
FDIC deposit insurance	86	88	86
Bank shares tax	517	493	480
Professional services	1,748	1,162	1,142
Other	4,946	4,519	3,997
Total non-interest expense	29,213	27,400	25,205
Income before income taxes	8,591	7,966	8,146
INCOME TAXES	2,430	2,161	2,444
NET INCOME	$ 6,161	$ 5,805	$ 5,702
PER SHARE			
Basic earnings per common share	$ 1.36	$ 1.30	$ 1.29
Diluted earnings per common share	$ 1.31	$ 1.26	$ 1.28
Dividends declared	$ 0.5550	$ 0.5425	$ 0.5250

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 2002	4,799,666	$ 4,800	$ 773	$43,367	$ 84	$ (5,185)	$ -	$ 43,839
Net income	-	-	-	5,702	-	-	5,702	5,702
Cash dividends declared	-	-	-	(2,323)	-	-	-	(2,323)
Other comprehensive income								
Net unrealized gains on investment securities available-for-sale	-	-	-	-	1,294	-	1,294	1,294
Treasury stock transactions	-	-	87	-	-	13	-	100
Comprehensive income							$ 6,996	
Balance at December 31, 2002	4,799,666	$ 4,800	$ 860	$ 46,746	$ 1,378	$(5,172)		$ 48,612
Net income	-	-	-	5,805	-	-	5,805	5,805
Cash dividends declared	-	-	-	(2,434)	-	-	-	(2,434)
Other comprehensive income								
Net unrealized (losses) gains on investment securities available-for-sale	-	-	-	-	(1,072)	-	(1,072)	(1,072)
Treasury stock transactions	-	-	1,017	-	-	(178)	-	839
Comprehensive income							$ 4,733	
Balance at December 31, 2003	4,799,666	$ 4,800	$ 1,877	$ 50,117	$ 306	$(5,350)		$ 51,750
Net income	-	-	-	6,161	-	-	6,161	6,161
Cash dividends declared	-	-	-	(2,529)	-	-	-	(2,529)
Other comprehensive income								
Net unrealized (losses) gains on investment securities available-for-sale	-	-	-	-	(384)	-	(384)	(384)
Treasury stock transactions	-	-	(328)	-	-	229	-	(99)
Tax benefit from stock option exercises	-	-	503	-	-		-	503
Comprehensive income							$ 5,777	
Balance at December 31, 2004	4,799,666	$ 4,800	$ 2,052	$ 53,749	$ (78)	$(5,121)		$ 55,402

The accompanying notes are an integral part of these statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Years ended December 31		
	2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 6,161	$ 5,805	$ 5,702
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	1,558	2,744	2,629
Provision for loan losses	1,164	2,519	2,231
Amortization of investment security premiums and accretion of discounts, net	563	1,812	697
Amortization of deferred loan fees	(54)	(234)	298
Investment securities gains, net	(70)	(410)	(212)
Increase in other assets	(362)	(620)	(31)
Increase (decrease) in other liabilities	524	(379)	(166)
Net cash provided by operating activities	9,484	11,237	11,148
INVESTING ACTIVITIES			
Net increase in loans	(106,517)	(64,668)	(109)
Proceeds from sales of investment securities, available for sale	32,066	17,736	17,863
Proceeds from maturities of investment securities	101,351	71,243	38,089
Purchase of investment securities	(143,131)	(95,909)	(104,217)
Purchase of premises and equipment, net	(2,527)	(1,968)	(989)
Net cash used in investing activities	(118,758)	(73,566)	(49,363)
FINANCING ACTIVITIES			
Proceeds (repayments) from FHLB advances and other short term borrowings	(850)	849	(22,500)
Proceeds from FHLB advances and other long term borrowings	26,771	17,015	13,427
Increase in deposits	85,704	18,576	59,913
Decrease in securities sold under repurchase agreements	-	-	(4,769)
Cash dividends paid	(2,529)	(2,434)	(2,323)
Proceeds from issuance of guaranteed preferred beneficial interest in Corporation's subordinated debentures	-	10,000	5,000
Purchase of treasury stock	405	839	101
Net cash provided by financing activities	109,501	44,845	48,849
NET INCREASE IN CASH AND CASH EQUIVALENTS	227	(17,484)	10,634
Cash and cash equivalents at beginning of year	31,383	48,867	38,233
Cash and cash equivalents at end of year	$ 31,610	$ 31,383	$ 48,867

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Chester County Corporation (the "Corporation"), through its wholly-owned subsidiary, First National Bank of Chester County (the "Bank"), has been serving the residents and businesses of Chester County, Pennsylvania, since 1863. The Bank is a locally managed community bank providing loan, deposit, cash management and trust and investment services from its nineteen branch locations. The Bank encounters vigorous competition for market share in the communities it serves from bank holding companies, other community banks, internet banks, thrift institutions, credit unions and other non-bank financial organizations such as mutual fund insurance and brokerage companies.

The Corporation and the Bank, and their wholly-owned subsidiaries FNB Property Management, LLC, First National Insurance Services, LLC, and Turks Head Properties, Inc., Turks Head II, LLC, First Chester County Capital Trust I, and First Chester County Capital Trust II are subject to regulations of certain state and federal agencies. These regulatory agencies periodically examine the Corporation and the Bank for adherence to laws and regulations.

1. Basis of Financial Statement Presentation

The accounting policies followed by the Corporation and its wholly-owned subsidiaries conform to generally accepted accounting principles (GAAP) and predominant practices within the banking industry. The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, Turks Head Properties, Turks Head II, First National Insurance Services and FNB Property Management. All significant intercompany transactions have been eliminated.

In preparing the financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is susceptible to significant change in the near term relates to the allowance for loan and lease losses. The evaluation of the adequacy of the allowance for loan and lease losses includes an analysis of the individual loans and leases and overall risk characteristics and size of the different loan and lease portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan and lease obligations, as well as current loan collateral values. However, actual losses on specific loans and leases, which also are encompassed in the analysis, may vary from estimated losses.

Statement of Financial Accounting Standards (SFAS) 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by Management in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of a segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and hold assets, and about major customers, regardless of whether that information is used in making operating decisions.

The Corporation has one reportable segment, "Community Banking." All of the Corporation's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Corporation supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Corporation as one operating segment or unit.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In January 2003 the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which voting rights are not effective in identifying the investor with the controlling financial interest. An entity is subject to deconsolidation under FIN 46 if the investors either do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity's activities, or are not exposed to the entity's losses or entitled to its residual returns ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated with their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both.

Management has determined that First Chester County Capital Trust I ("Trust I") and First Chester County Capital Trust II ("Trust II"; Trust I and Trust II, collectively, the "Trusts") each qualify as variable interest entities under FIN 46. Each of the Trusts issued mandatory redeemable preferred stock to investors and loaned the proceeds to the Corporation. Trust I holds, as its sole asset, subordinated debentures issued by the Corporation in 2002. Trust II holds, as its sole asset, subordinated debentures issued by the Corporation in 2003. Trust I is included in the Corporation's consolidated balance sheet and statements of income for 2002 and 2003, and Trust II is included in the Corporation's consolidated balance sheet and statement of income for 2003. Subsequent to the issuance of FIN 46 in January 2003, the FASB issued a revised interpretation, FIN 46(R) "Consolidation of Variable Interest Entities," the provisions of which were required to be applied to certain variable interest entities by March 31, 2004. The Corporation adopted the provisions under the revised interpretation in the first quarter of 2004. Accordingly, at December 31, 2004, the Corporation no longer consolidates First Chester County Capital Trust I & II. The deconsolidation results in the Corporation's investment in the common securities of First Chester County Capital Trust I & II being included in other assets as of December 31, 2004 and a corresponding increase in outstanding debt of $465 thousand. In addition, the income received on the Corporation's common securities investment is included in other income for 2004. The adoption of FIN 46(R) did not have a material impact on the Corporation's financial position or results of operations.

The Federal Reserve has issued proposed guidance on the regulatory capital treatment for the trust-preferred securities issued by the Corporation as a result of the adoption of FIN 46(R). The proposed rule would retain the current maximum percentage of total capital permitted for trust preferred securities at 25%, but would enact other changes to the rules governing trust preferred securities that affect their use as part of the collection of entities known as "restricted core capital elements." The rule would take effect March 31, 2007; however, a three-year transition period starting now and leading up to that date would allow bank holding companies to continue to count trust preferred securities as Tier 1 Capital after applying FIN 46(R). Management has evaluated the effects of the proposed rule and does not anticipate a material impact on its capital ratios when the proposed rule is finalized.

2. Financial Instruments

The Corporation follows SFAS 107, "Disclosures about Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments requiring disclosure consist primarily of investment securities, loans, and deposits and borrowings.

3. Investment Securities

The Corporation follows SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires investments in securities to be classified in one of three categories: held-to-maturity, trading, or available-for-sale. Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. As the Corporation does not engage in security trading, the balance of its debt securities and any equity securities are classified as available-for-sale. Net unrealized gains and losses for such securities, net of tax effect, are required to be recognized as a separate component of stockholders' equity and excluded from the determination of net income.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In November 2003, the Emerging Issues Task Force (EITF) of the FASB issued EITF Abstract 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (EITF 03-1). In March 2004, the EITF issued a Consensus on Issue 03-1 requiring that the provisions of EITF 03-1 be applied for reporting periods beginning after June 15, 2004 to investments accounted for under SFAS No. 115 and 124. EITF 03-1 establishes a three-step approach for determining whether an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In September 2004, the FASB issued a proposed Staff Position, EITF Issue 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF 03-1" (EITF 03-1-a). EITF 03-1-a would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under paragraph 16 of EITF 03-1. In September 2004, the FASB issued a Staff Position, EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" (EITF 03-1-1). EITF Issue No. 03-1-1 delays the effective date of certain provisions of EITF Issue 03-1, including steps two and three of the Issue's three-step approach for determining whether an investment is other-than-temporarily impaired. However, step one of that approach must still be initially applied for impairment evaluations in reporting periods beginning after June 15, 2004. The delay of the effective date for paragraphs 10-20 of EITF Issue 03-1 will be superseded with the final issuance of proposed EITF Issue 03-1-a. The quantitative and qualitative disclosure provisions of EITF 03-1 were effective for years ending after December 15, 2003 and are included in these financial statements and have not had a material impact for either period.

The Corporation follows the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activity," as amended by SFAS 138. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognizes all derivatives either as assets or liabilities in the statement of financial position and measure those instruments at fair value. The Corporation did not have any derivative instruments at December 31, 2004, 2003, and 2002.

4. Loans and Leases and Allowance for Loan and Lease Losses

Loans and leases that Management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan and lease losses. The allowance for loan and lease losses is established through a provision for loan and lease losses charged to expense. Loan and lease principal considered by Management to be uncollectible is charged against the allowance for loan and lease losses. The allowance is an amount that Management believes will be adequate to absorb possible losses on existing loans and leases that may become uncollectible based upon an evaluation of known and inherent risks in the loan and lease portfolio, the evaluation takes into consideration such factors as changes in the nature and size of the loan and lease portfolio, overall portfolio quality, specific problem loans, and current and future economic conditions which may affect the borrowers' ability to pay. The evaluation also details historical losses by loan category, the resulting loss rates for which are projected at current loan and lease total amounts. Loss estimates for specified problem loans and leases are also detailed. Interest on loans and leases is accrued and credited to operations based upon the principal amount outstanding. Certain origination and commitment fees and related direct loan or lease origination costs are deferred and amortized over the contractual life of the related loans and leases, resulting in an adjustment of the related loan's yield. Accrual of interest is discontinued on a loan when Management believes that the borrower's financial condition is such that collection of interest and principal is doubtful. Upon such discontinuance, all unpaid accrued interest and fees are reversed. The determination of the allowance for loan and lease losses is based upon the character of the loan and lease portfolio, current economic conditions, loss experience, and other relevant factors, which, in Management's judgment, deserve recognition in estimating possible losses.

The Corporation accounts for impairment in accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS 114 requires loan impairment to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, its observable market price or the fair value of the collateral if the loan is collateral dependent. If it is probable that a creditor will foreclose on a property, the creditor must measure

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

impairment based on the fair value of the collateral. SFAS 118 allows creditors to use existing methods for recognizing interest income on impaired loans.

Residential mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses and unamortized fees on sales of residential mortgage loans are included in non-interest income.

The Corporation accounts for its transfers and servicing of financial assets in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral.

The Corporation adopted FASB Interpretation 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others," on January 1, 2003. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of FIN 45, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation has issued financial and performance letters of credit. Financial letters of credit require the Corporation to make payment if the customer's financial condition deteriorates, as defined in underlying agreements. Performance letters of credit require the Corporation to make payments if the customer fails to perform certain non-financial contractual obligations. The Corporation previously did not record an initial liability, other than the fees received for these letters of credit, unless it became probable that the Corporation would have to perform under the letter of credit. Under FIN 45, the Corporation will record a liability equal to the initial fair value of the liability for the letters of credit. The Corporation defines the initial fair value of these letters of credit as the fee received from the customer. FIN 45 applies prospectively to letters of credit the Corporation issues or modifies subsequent to December 31, 2002. The maximum potential undiscounted amounts of future payments of letters of credit outstanding as of December 31, 2004 were $11.4 million, and they expire through March 31, 2019. Amounts due under these letters of credit would be reduced by any proceeds that the Corporation would be able to obtain in liquidating the collateral for the letter of credit, which varies depending on the customer. The adoption of the provisions of FIN 45 did not have a material impact on the financial condition or results of operation of the Corporation.

5. Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Assets are depreciated over their estimated useful lives, principally by the straight-line method.

The Corporation adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" on January 1, 2002. SFAS 144 retained the then existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS 144 made changes to the scope and certain measurement requirements of then existing accounting guidance. SFAS 144 also changed the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. The adoption of this Statement did not have a material impact on the financial condition or results of operations of the Corporation.

6. Contributions

The Corporation accounts for contributions in accordance with SFAS 116, "Accounting for Contributions Received and Contributions Made." SFAS 116 specifies that contributions made by the Corporation be recognized as expenses in the period made and as decreases of assets or increases of liabilities depending on the form of the benefits given. In accordance with SFAS 116, the Corporation incurred contribution expenses relating to long-term commitments to local not-for-profit organizations of $52 thousand, $94 thousand and $37 thousand during 2004, 2003 and 2002, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

7. Income Taxes

The Corporation accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense and benefits are the result of changes in deferred tax assets and liabilities.

8. Employee Benefit Plans

The Corporation has certain employee benefit plans covering eligible employees. The Bank accrues such costs as earned by the employee.

9. Share Based Compensation Plan

At December 31, 2004, the Corporation had one stock-based compensation plan. The Corporation accounts for that plan under the recognition and measurement principles of APB 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Financial Accounting Standards Board issued Statement of Financial Accounting Statement No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS No. 148") in December 2003. SFAS No. 148 amends the disclosure and certain transition provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation." The new disclosure provisions are reflected in these financial statements.

The following table provides the disclosures required by SFAS No. 148 and illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

		2004	2003	2002
Net income (in thousands)	As reported	$ 6,161	$ 5,805	$ 5,702
Stock-based compensation costs determined under fair value method for all awards, net of tax		39	87	198
	Pro forma	$ 6,122	$ 5,718	$ 5,504
Earnings per share (Basic)	As reported	$ 1.36	$ 1.30	$ 1.29
	Pro forma	$ 1.35	$ 1.27	$ 1.22
Earnings per share (Diluted)	As reported	$ 1.31	$ 1.26	$ 1.28
	Pro forma	$ 1.30	$ 1.23	$ 1.21

The fair value of the options granted in 2002 was $595 thousand. There were no grants in 2003 or 2004.

The fair value of an option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002: dividend yield 2.73%; expected volatility of 0.93; risk-free interest rate of 2.22%; and an expected life of 2.83 years.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123(R), "Accounting For Stock-Based Compensation." SFAS 123(R) amends FASB Statements No. 123 and supercedes APB No. 25. SFAS 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Under SFAS 123(R) all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

compensation by recognizing the related cost in the income statement. The expense of the award will generally be measured at fair value at the grant date. Current accounting guidance requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The Statement applies to all awards granted after the first interim or annual reporting period beginning after June 15, 2005 and to awards modified, repurchased, or cancelled after that date. The Corporation has determined that this statement will not have a material effect on the consolidated financial statements. The Corporation's current share-based payment plan expires in 2005 and of all the options currently outstanding, none are unvested.

10. Trust and Investment Services Division Assets and Income

Assets held by the Corporation in fiduciary or agency capacities for its customers are not included in the accompanying consolidated balance sheets since such items are not assets of the Bank or Corporation. Operating income and expenses of the Trust and Investment Services Division are included under their respective captions in the accompanying consolidated statements of income and are recorded on the accrual basis.

11. Earnings per Share

The Corporation follows the provisions of SFAS 128, "Earnings Per Share," (EPS) which requires presentations of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. All per share data has been retroactively adjusted for stock splits and stock dividends.

12. Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold and overnight investments. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2004, 2003, and 2002 for interest was $7.9 million, $7.6 million, and $11.7 million, respectively. Cash paid during the years ended December 31, 2004, 2003, and 2002 for income taxes was $1.7 million, $2.1 million, and $2.1 million, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

13. Comprehensive Income

The Corporation follows the provisions of SFAS 130, "Reporting of Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components.

(Dollars in thousands)	December 31, 2004		
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding losses arising during the period	$ (651)	$ 221	$ (430)
Reclassification adjustment for gains realized in net income	70	(24)	46
Other comprehensive loss	$(581)	$ 197	$ (384)

(Dollars in thousands)	December 31, 2003		
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding losses arising during the period	$ (1,214)	$ 413	$ (801)
Reclassification adjustment for gains realized in net income	410	(139)	271
Other comprehensive loss	$(1,624)	$ 552	$(1,072)

(Dollars in thousands)	December 31, 2002		
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding gains arising during the period	$ 2,172	$ (738)	$ 1,434
Reclassification adjustment for gains realized in net income	212	(72)	140
Other comprehensive income	$ 1,960	$ (666)	$ 1,294

14. Advertising Costs

The Bank expenses advertising costs as incurred.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE B - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair market value of the Corporation's available-for-sale and held-to-maturity securities are summarized as follows:

(Dollars in thousands) 2004	Held-to-Maturity Amortized Cost	Held-to-Maturity Gross Unrealized Gains	Held-to-Maturity Gross Unrealized Losses	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Gross Unrealized Gains	Available-for-Sale Gross Unrealized Losses	Available-for-Sale Fair Value
U.S. Treasury	$ -	$ -	$ -	$ -	$ 27,503	$ 11	$ -	$ 27,514
U.S. Government agency	-	-	-	-	1,058	2	(11)	1,049
Mortgage-backed securities	-	-	-	-	65,830	226	(371)	65,685
State and municipal	10	1	-	11	24,797	109	(193)	24,713
Corporate securities	-	-	-	-	12,069	209	(102)	12,176
Corporate CMO's	-	-	-	-	1,687	1	(1)	1,687
Asset-backed securities	-	-	-	-	377	-	(1)	376
Mutual funds	-	-	-	-	863	-	(66)	797
Other equity securities	-	-	-	-	5,951	71	-	6,022
	$ 10	$ 1	$ -	$ 11	$140,135	$ 629	$ (745)	$140,019

(Dollars in thousands) 2003	Held-to-Maturity Amortized Cost	Held-to-Maturity Gross Unrealized Gains	Held-to-Maturity Gross Unrealized Losses	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Gross Unrealized Gains	Available-for-Sale Gross Unrealized Losses	Available-for-Sale Fair Value
U.S. Treasury	$ -	$ -	$ -	$ -	$ 2,498	$ 63	$ -	$ 2,561
U.S. Government agency	-	-	-	-	10,821	5	(112)	10,714
Mortgage-backed securities	4	-	-	4	69,821	636	(422)	70,035
State and municipal	15	1	-	16	25,815	178	(152)	25,841
Corporate securities	-	-	-	-	12,893	476	(188)	13,181
Corporate CMO's	-	-	-	-	119	-	(1)	118
Asset-backed securities	-	-	-	-	2,692	3	(29)	2,666
Mutual funds	-	-	-	-	863	-	(62)	801
Other equity securities	-	-	-	-	4,724	69	-	4,793
	$ 19	$ 1	$ -	$ 20	$130,246	$ 1,430	$ (966)	$130,710

The amortized cost and estimated fair value of debt securities classified as available-for-sale and held-to-maturity at December 31, 2004, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTE B - INVESTMENT SECURITIES – continued

(Dollars in thousands)	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ 25,560	$ 25,562
Due after one year through five years	10	11	15,441	15,548
Due after five years through ten years	-	-	22,368	22,269
Due after ten years	-	-	3,745	3,760
	10	11	67,114	67,139
Mortgage-backed securities	-	-	65,830	65,685
Asset-backed securities	-	-	377	376
Mutual Funds	-	-	863	797
Other equity securities	-	-	5,951	6,022
	$ 10	$ 11	$ 140,135	$ 140,019

Proceeds from the sale of investment securities available for sale during 2004 were $32 million. Gains of $371 thousand, $550 thousand, and $276 thousand, and losses of $301 thousand, $140 thousand, and $64 thousand were realized on sales of securities in 2004, 2003, and 2002, respectively. The Corporation uses the specific identification method to determine the cost of the securities sold. The principal amount of investment securities pledged to secure public deposits and for other purposes required or permitted by law was $110.3 million and $68.7 million at December 31, 2004 and 2003, respectively. There were no securities held from a single issuer that represented more than 10% of stockholders' equity.

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2004 (Dollars in thousands).

Description of Securities	Number of Securities	Less than 12 months		12 months or longer		Total	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government treasury	-	$ -	$ -	$ -	$ -	$ -	$ -
U.S. Government agency	1	-	-	1,002	(11)	1,002	(11)
Mortgage backed	14	29,919	(169)	21,435	(202)	51,354	(371)
Municipal securities	30	2,946	(17)	8,962	(176)	11,908	(193)
Corporate bonds	4	1,079	(7)	2,697	(96)	3,776	(102)
Corporate CMO's	1	49	(1)	-	-	49	(1)
Asset-backed securities	2	-	-	376	(1)	376	(1)
Subtotal	52	33,993	(193)	34,472	(486)	68,465	(679)
Mutual Funds	1	-	-	863	(66)	863	(66)
Total temporarily impaired investment securities	53	$33,993	$(193)	$35,335	$(552)	$69,328	$(745)

Management has considered factors regarding other than temporarily impaired securities and believes that there are no securities that are impaired as of December 31, 2004.

NOTE C – LOANS AND LEASES

Major classifications of loans are as follows:

(Dollars in thousands)	2004	2003
Commercial loans	$ 187,903	$ 142,144
Real estate – construction	59,093	56,340
Real estate – other	243,490	202,898
Consumer loans	101,157	77,113
Lease financing receivables	26,362	32,754
	618,005	511,249
Less: Allowance for loan and lease losses	(7,213)	(5,864)
	$ 610,792	$ 505,385

Loan and lease balances on which the accrual of interest has been discontinued amounted to approximately $7.9 million and $3.1 million at December 31, 2004 and 2003, respectively. Interest on these non-accrual loans and leases would have been approximately $211 thousand and $348 thousand in 2004 and 2003, respectively. Loan and lease balances past due 90 days or more, which are not on a non-accrual status, but which Management expects will eventually be paid in full, amounted to $0 and $597 thousand at December 31, 2004 and 2003, respectively. Changes in the allowance for loan and lease losses are summarized as follows:

(Dollars in thousands)	2004	2003	2002
Balance at beginning of year	$ 5,864	$ 6,230	$ 6,344
Provision charged to operating expenses	1,164	2,519	2,231
Recoveries of charged-off loans	1,095	14	325
Loans charged-off	(910)	(3,099)	(2,670)
Balance at end of year	$ 7,213	$ 5,864	$ 6,230

The Bank identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest is discontinued on impaired loans and no income is recognized until all recorded amounts of interest and principal are recovered in full.

The balance of impaired loans was $7.9 million, $3.1 million, and $4.9 million at December 31, 2004, 2003, and 2002, respectively. The associated allowance for loan and lease losses for impaired loans was $882 thousand, $309 thousand, and $492 thousand at December 31, 2004, 2003, and 2002, respectively.

During 2004, activity in the allowance for impaired loan and lease losses included a provision of $808 thousand, write offs of $61 thousand, recoveries of $1 thousand and loans paid off or returned to performing of $1 thousand. Interest income of $0 was recorded in 2004, while contractual interest in the same period amounted to $211 thousand. Cash collected on impaired loans in 2004 was $1.2 million, $1.2 million was applied to principal and $27 thousand was applied to past due interest.

During 2003, activity in the allowance for impaired loan and lease losses included a provision of $836 thousand, write offs of $267 thousand, recoveries of $32 thousand and loans paid off or returned to performing of $784 thousand. Interest income of $46 was recorded in 2003, while contractual interest in the same period amounted to $348 thousand. Cash collected on impaired loans in 2003 was $3.7 million, $3.4 million thousand was applied to principal and $46 thousand was applied to past due interest.

NOTE C – LOANS AND LEASES – continued

During 2002, activity in the allowance for impaired loan and lease losses included a provision of $328 thousand, write offs of $315 thousand, recoveries of $1 thousand and loans paid off or returned to performing of $342 thousand. Interest income of $0 was recorded in 2002, while contractual interest in the same period amounted to $448 thousand. Cash collected on impaired loans in 2002 was $794 thousand, $569 thousand was applied to principal and $234 thousand was applied to past due interest.

In the normal course of business, the Bank makes loans to certain officers, directors, and their related interests. All loan transactions entered into between the Bank and such related parties were made on the same terms and conditions as transactions with all other parties. In Management's opinion, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of these loans at December 31, 2004 and 2003, was approximately $11.6 million and $14.0 million, respectively. In 2004, new loans to these individuals and principal payments on these loans amounted to approximately $2.2 million and $4.6 million, respectively.

NOTE D - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

(Dollars in thousands)	Useful Lives	2004	2003
Premises	5 – 40 Years	$ 15,532	$ 15,233
Equipment	1 – 5 Years	18,842	16,614
		34,374	31,847
Less Accumulated depreciation		(20,237)	(18,679)
		$ 14,137	$ 13,168

For 2004, included in the above equipment and accumulated depreciation are $3.9 million and $1.0 million of leveraged leased assets, respectively. For 2003,included in the above equipment and accumulated depreciation are $3.3 million and $691 thousand of leveraged leased assets, respectively.

NOTE E – DEPOSITS

At December 31, 2004, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)	
2005	$ 65,303
2006	$ 21,251
2007	6,162
2008	3,963
2009	9,070
Thereafter	10,096
	$ 115,845

NOTE F – FHLB BORROWINGS AND OTHER CREDIT FACILITIES

The Bank, as a member of the FHLB, maintains several credit facilities secured by the Bank's mortgage-related assets. FHLB borrowings provide additional funds to meet the Bank's liquidity needs. The Bank currently has a maximum borrowing capacity with the FHLB of approximately $150.2 million of which 39.8% or $60 million is currently available. FHLB advances are collateralized by a pledge on the Bank's entire portfolio of unencumbered investment securities, certain mortgage loans and a lien on the Bank's FHLB stock.

NOTE F – FHLB BORROWINGS AND OTHER CREDIT FACILITIES - continued

Short Term

Short term FHLB advances generally have maturities of less than one year. The details of these short term advances are as follows:

(Dollars in thousands)	2004	2003	2002
Average balance outstanding	$ 3,407	$ 3,994	$ 13,068
Maximum amount outstanding at any month-end during the period	$ 4,778	$15,351	$ 22,500
Balance outstanding at period end	$ 4,250	$ 850	$ -
Weighted-average interest rate during the period	2.14%	2.65%	5.44%
Weighted-average interest rate at period end	1.55%	3.58%	3.03%

* Short term advances above do not include a Federal Funds purchased amount of $1,020 at the end of the period.

Long Term

At December 31, 2004, long term advances from the FHLB totaled $61,194. Long term advances consist of fixed-rate amortizing and non-amortizing advances that will mature within one to ten years. The amortizing advances had a weighted average interest rate of 5.56%, 5.62%, 5.03% and the non-amortizing advances had a weighted average interest rate of 2.73%, 2.92%, and 2.58%, for 2004, 2003 and 2002, respectively.

As of December 31, 2004, Long term FHLB advances mature as follows:

(Dollars in thousands)	
2005	$ 297
2006	4,566
2007	20,947
2008	23,816
2009	9,070
Thereafter	2,498
	$ 61,194

NOTE G - OTHER NON-INTEREST EXPENSE

The components of other non-interest expense are detailed as follows:

(Dollars in thousands)	2004	2003	2002
Telephone, postage, and supplies	$ 1,084	$ 1,083	$ 906
Marketing and corporate communications	1,168	881	888
Loan and deposit supplies	629	634	625
Director costs	259	201	215
Travel and mileage	367	274	256
Dues and subscription	106	101	103
Trust processing	271	278	268
General expenses	589	527	346
Other	473	540	390
	$ 4,946	$ 4,519	$ 3,997

NOTE H - INCOME TAXES

The components of income tax expense are detailed as follows:

(Dollars in thousands)	2004	2003	2002
Current expense	$ 2,161	$ 2,282	$ 2,468
Deferred expense (benefit)	269	(121)	(24)
Total tax expense	$ 2,430	$ 2,161	$ 2,444

The income tax provision reconciled to the statutory federal rate follows:

	2004	2003	2002
Statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax rate from			
Tax-exempt loan and investment income	(4.6)	(3.3)	(1.2)
Tax credits	(2.9)	(2.7)	(3.2)
Other, net	1.8	(0.9)	0.4
Applicable income tax rate	28.3%	27.1%	30.0%

The net deferred tax asset consists of the following:

(Dollars in thousands)	2004	2003
Allowance for possible loan losses	$ 2,449	$ 1,992
Unrealized (gain) loss on securities available-for-sale	39	(158)
Prepaid expenses	(190)	--
Accrued pension and deferred compensation	445	636
Depreciation	375	686
Bond accretion	70	71
Other	(129)	18
Net deferred tax asset	$ 3,059	$ 3,245

NOTE I - REGULATORY MATTERS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank based upon deposit levels and other factors. The average amount of those reserve balances for the years ended December 31, 2004 and 2003, was $2.1 million and $0, respectively.

Dividends are paid by the Corporation from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. The Bank, without the prior approval of regulators, can declare dividends to the Corporation totaling approximately $8.4 million plus additional amounts equal to the net earnings of the Bank for the period from January 1, 2005, through the date of declaration of such a dividend, less dividends previously paid subject to the further limitations that dividends may be paid only to the extent the retained net profits (including the portion transferred to surplus) exceed bad debts and provided that the Bank would not become "undercapitalized" (as defined by Federal law).

NOTE I - REGULATORY MATTERS - continued

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and Tier I capital to average quarterly assets (Total Risk Based Capital ratio, Tier I Capital ratio, and Leverage ratio, respectively). Management believes that the Corporation and the Bank meet all capital adequacy requirements to which it is subject, as of December 31, 2004.

Federal banking agencies categorized the Corporation and the Bank as well capitalized under the regulatory framework for corrective action. To be categorized as adequately capitalized the Corporation and the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the notification that Management believes have changed the institutions category.

The Corporation's and Bank's actual capital amounts and ratios are presented below:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Leverage Ratio						
Corporation	$ 70,479	8.62%	$ 32,714	≥4.00%	$ 40,892	N/A
Bank	$ 66,112	8.11%	$ 32,604	≥4.00%	$ 40,755	≥5.00%
Tier I Capital Ratio						
Corporation	$ 70,479	10.80%	$ 26,103	≥4.00%	$ 39,154	N/A
Bank	$ 66,112	10.16%	$ 26,037	≥4.00%	$ 39,056	≥6.00%
Total Risk Based Capital Ratio						
Corporation	$ 77,692	11.91%	$ 52,206	≥8.00%	$ 65,257	N/A
Bank	$ 73,325	11.26%	$ 52,075	≥8.00%	$ 65,093	≥10.00%

NOTE I - REGULATORY MATTERS – continued

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Leverage Ratio						
Corporation	$ 66,448	9.71%	$ 27,359	≥4.00%	$ 34,199	N/A
Bank	$ 59,157	8.68%	$ 27,257	≥4.00%	$ 34,071	≥5.00%
Tier I Capital Ratio						
Corporation	$ 66,448	12.01%	$ 22,125	≥4.00%	$ 33,188	N/A
Bank	$ 59,157	10.72%	$ 22,065	≥4.00%	$ 33,098	≥6.00%
Total Risk Based Capital Ratio						
Corporation	$ 72,312	13.07%	$ 44,250	≥8.00%	$ 55,313	N/A
Bank	$ 65,021	11.79%	$ 44,131	≥8.00%	$ 55,164	≥10.00%

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Corporation, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, Management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data which Management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimated fair value of cash and cash equivalents, deposits with no stated maturities, repurchase agreements, junior subordinated debentures, guaranteed preferred beneficial interest in subordinated debentures, and commitments to extend credit, and outstanding letters of credit have been estimated to equal the carrying amount. Quoted market prices were used to determine the estimated fair value of investment securities held-to-maturity and available-for-sale. Fair values of net loans, deposits and FHLB advances with stated maturities were calculated using estimated discounted cash flows based on the year-end offering rate for instruments with similar characteristics and maturities.

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS - continued

The estimated fair values and carrying amounts are summarized as follows:

(Dollars in thousands)	2004		2003	
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Financial Assets				
Cash and cash equivalents	$ 31,610	$ 31,610	$ 31,383	$ 31,383
Investment securities held-to-maturity	11	10	20	19
Investment securities available-for-sale	140,019	140,019	130,710	130,710
Loans and leases	585,828	618,005	513,463	511,249
Financial Liabilities				
Deposits with no stated maturities	547,172	547,172	466,162	466,162
Deposits with stated maturities	106,058	115,846	105,224	111,152
FHLB advances	51,319	66,464	39,267	40,543
Junior subordinated debentures	15,465	15,465	-	-
Guaranteed preferred beneficial interest in the Corporations subordinated debentures	-	-	15,000	15,000
Off-Balance-Sheet Investments				
Commitments for extended credit and outstanding letters of credit	$225,392	$225,392	$252,393	$252,393

NOTE K – JUNIOR SUBORDINATED DEBENTURES AND GUARANTEED PREFERRED BENEFICIAL INTEREST IN THE CORPORATION'S SUBORDINATED DEBENTURES

For 2004, interest expense for all preferred capital securities was $728 thousand with an average interest rate of 4.71%. For 2003, interest expense for preferred capital securities was $312 thousand with an average interest rate of 4.92%. The Corporation participates in two pooled institutional placements of trust preferred securities arranged by a third party.

In 2003, the Corporation issued $10.0 million (net proceeds of $9.79 million) of preferred capital securities for the purpose of raising additional capital for general corporate purposes. These securities were issued through First Chester County Capital Trust II, a special purpose statutory trust created expressly for the issuance of these securities and investing the proceeds in junior subordinated debentures of the Corporation. Funding of the securities took place on November 13, 2003. These subordinated debentures will be redeemed in the year 2033. The debentures and securities will each be callable by the Corporation or the Trust, as applicable, at its option after five years of the date of issuance. At December 31, 2004, the rate paid on these subordinated debentures based on three-month London Inter-bank offering rate ("LIBOR") plus 295 basis points was 5.11%.

In 2002, the Corporation issued $5.0 million (net proceeds of $4.82 million) of preferred capital securities for the purpose of raising additional capital for general corporate purposes. These securities were issued through First Chester County Capital Trust I, a special purpose statutory trust created expressly for the issuance of these securities and investing the proceeds in junior subordinated debentures of the Corporation. Funding of the securities took place on July 11, 2002. These subordinated debentures will be redeemed in the year 2032. The debentures and securities will each be callable by the Corporation or the Trust, as applicable, at its option after five years of the date of issuance. At December 31, 2004, the rate paid on these subordinated debentures is based on three-month London Inter-bank offering rate ("LIBOR") plus 365 basis points was 5.72%.

Management has determined that First Chester County Capital Trust I ("Trust I") and First Chester County Capital Trust II ("Trust II"; Trust I and Trust II, collectively, the "Trusts") each qualify as variable interest entities under FIN 46. Each of the Trusts issued mandatory redeemable preferred stock to investors and loaned the proceeds to the Corporation.

NOTE K – JUNIOR SUBORDINATED DEBENTURES AND GUARANTEED PREFERRED BENEFICIAL INTEREST IN THE CORPORATION'S SUBORDINATED DEBENTURES - continued

Trust I holds, as its sole asset, subordinated debentures issued by the Corporation in 2002. Trust II holds, as its sole asset, subordinated debentures issued by the Corporation in 2003. Trust I is included in the Corporation's consolidated balance sheet and statements of income for 2002 and 2003, and Trust II is included in the Corporation's consolidated balance sheet and statement of income for 2003. Subsequent to the issuance of FIN 46 in January 2003, the FASB issued a revised interpretation, FIN 46(R) "Consolidation of Variable Interest Entities," the provisions of which were required to be applied to certain variable interest entities by March 31, 2004. The Corporation adopted the provisions under the revised interpretation in the first quarter of 2004. Accordingly, at December 31, 2004, the Corporation no longer consolidates First Chester County Capital Trust I & II. The deconsolidation results in the Corporation's investment in the common securities of First Chester County Capital Trust I & II being included in other assets as of December 31, 2004 and a corresponding increase in outstanding debt of $465 thousand. In addition, the income received on the Corporation's common securities investment is included in other income for 2004. The adoption of FIN 46(R) did not have a material impact on the Corporation's financial position or results of operations.

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risks in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Corporation does not require collateral or other security to support financial instruments with credit risk. The contract amounts are as follows:

(Dollars in thousands)	2004	2003
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	$225,392	$241,490
Standby letters of credit and financial guarantees written	11,430	10,903

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on Management's credit evaluation.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2004, varies up to 100%. Standby letters of credit are collaterized within Management policies.

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK - continued

Substantially all of the Corporation's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Corporation's primary market area, Chester County, Pennsylvania. Investments in state and municipal securities also involve governmental entities within the Corporation's market area. The concentrations of credit by type of loan are set forth in Note C - Loans. Although the Corporation has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon Chester County's economy. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Commercial and standby letters of credit were granted primarily to commercial borrowers.

NOTE M - ACCOUNTING FOR SHARE BASED COMPENSATION PLANS

The Corporation's stock option plan allowed the Corporation to grant up to 807,500 fixed stock options to key employees and directors. The options that have been granted have a term of ten years and become exercisable six months after grant. The exercise price of each option granted equals the average between the bid and ask price of the Corporation's stock on the date of grant. The Corporation has elected to account for its stock option plan under APB Opinion 25,"Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its stock option plan.

Information about stock options outstanding at December 31, 2004, is summarized as follows:

	Outstanding	Weighted-Average Exercise Price
Balance January 1, 2002	631,139	$ 15.21
Granted	82,750	14.81
Exercised	(916)	14.41
Cancelled	(6,935)	15.08
Balance December 31, 2002	706,038	$ 15.16
Granted	--	--
Exercised	(132,828)	14.96
Cancelled	(2,746)	15.10
Balance December 31, 2003	570,464	$ 15.21
Granted	--	--
Exercised	(124,617)	14.73
Cancelled	(3,402)	14.64
Balance December 31, 2004	442,445	$ 15.35

There were no options granted in 2004 or 2003. The weighted average fair value of options granted during 2002 was $14.81.

	Options Outstanding			Options Exercisable	
Range of Exercise-Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercisable Price	Number Exercisable	Weighted-Average Exercisable Price
$ 8.66 - $11.11	31,000	1.51 years	$10.56	31,000	$10.56
$11.11 - $14.00	56,535	6.24 years	$13.86	56,535	$13.86
$14.00 - $17.81	337,910	4.90 years	$15.78	337,910	$15.78
$19.00 - $21.13	17,000	3.82 years	$20.53	17,000	$20.53
$ 8.66 - $21.13	442,445	4.79 years	$15.35	442,445	$15.35

NOTE N – EARNINGS PER SHARE

The following table illustrates the reconciliation of the numerators and denominators of the basic and diluted EPS computations:

	For the Year Ended December 31, 2004		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS:			
Net income available to common stockholders	$6,160,648	4,527,804	$ 1.36
Effect of Dilutive Securities			
Add options to purchase common stock	-	176,674	(0.05)
Diluted EPS:	$6,160,648	4,704,478	$ 1.31

No anti-dilutive weighted shares have been excluded in the computation of 2004 diluted EPS because the options' exercise price was greater than the average market price of the common shares. The average market price on December 31, 2004 was $27.23.

	For the Year Ended December 31, 2003		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS:			
Net income available to common stockholders	$5,805,066	4,477,108	$ 1.30
Effect of Dilutive Securities			
Add options to purchase common stock	-	143,043	(0.04)
Diluted EPS:	$5,805,066	4,620,151	$ 1.26

17,000 anti-dilutive weighted shares were excluded in the computation of 2003 diluted EPS because the options' exercise price was greater than the average market price of the common shares. The average market price on December 31, 2003 was $24.90

	For the Year Ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS:	$ 5,701,520	4,423,113	$ 1.29
Net income available to common stockholders			
Effect of Dilutive Securities			
Add options to purchase common stock	-	33,040	(0.01)
Diluted EPS:	$ 5,701,520	4,456,153	$ 1.28

186,075 anti-dilutive weighted shares were excluded in the computation of 2002 diluted EPS because the options' exercise price was greater than the average market price of the common shares. The average market price on December 31, 2002 was $16.85

NOTE O - EMPLOYEE BENEFIT PLANS

1. Qualified

The Corporation has a qualified deferred salary savings 401(k) plan (the "401(k) Plan") under which the Corporation contributes $0.75 for each $1.00 that an employee contributes, up to the first 5% of the employee's salary. The Corporation's expenses were $390 thousand, $348 thousand, and $297 thousand in 2004, 2003, and 2002, respectively. The Corporation also has a qualified defined contribution pension plan (the "QDCP Plan"). Under the QDCP Plan, the Corporation makes annual contributions into the 401(k) Plan on behalf of each eligible participant in an amount equal to 3% of salary up to $30 thousand in salary plus 6% in excess of $30 thousand up to $200 thousand. Contribution expense in 2004, 2003 and 2002 under the QDCP Plan was $391 thousand, $386 thousand and $334 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to approval of the Board of Directors.

2. Non-Qualified

The Corporation makes annual contributions to a non-qualified defined contribution Plan ("the NQDCP Plan") equal to 3% of the participant's salary. Contribution expense for 2004, 2003 and 2002 under the NQDCP Plan was $58 thousand, $67 thousand and $58 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to approval of the Board of Directors.

NOTE P – COMMITMENTS AND CONTINGENCIES

The Corporation has employment agreements with several of the Corporation's Officers. These agreements provide for severance payments upon termination of employment under certain circumstances or a change of control as defined.

The Corporation is involved in certain litigation arising in the ordinary course of business. In the opinion of Management, the outcome of this litigation will not have a significant effect on the accompanying financial statements.

NOTE Q - CONDENSED FINANCIAL INFORMATION - PARENT CORPORATION ONLY

Condensed financial information for First Chester County Corporation (Parent Corporation only) follows:

CONDENSED BALANCE SHEETS

(Dollars in thousands)	December 31	
	2004	2003
ASSETS		
Cash and cash equivalents	$ 1,409	$ 4,283
Investment securities available for sale, at market value	495	417
Investment in subsidiaries, at equity	67,761	60,903
Intercompany loan	989	1,471
Other assets	737	348
Total assets	$ 71,391	$ 67,422
LIABILITIES AND STOCKHOLDERS' EQUITY		
Guaranteed preferred beneficial interest in the Corporation's subordinated debentures	$ 15,465	$ 15,465
Other liabilities	449	207
Stockholders' equity	55,477	51,750
Total liabilities and stockholders' equity	$ 71,391	$ 67,422

NOTE Q - CONDENSED FINANCIAL INFORMATION - PARENT CORPORATION ONLY - continued

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)	Year ended December 31		
	2004	2003	2002
INCOME			
Dividends from subsidiaries	$ -	$ 3,978	$ 2,070
Dividends from investment securities	42	20	31
Other income	270	93	90
Total income	312	4,091	2,191
EXPENSES			
Other expenses	1,026	454	277
Total expenses	1,026	454	277
Income before equity in undistributed income of subsidiaries	(714)	3,637	1,914
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	6,875	2,168	3,788
NET INCOME	$ 6,161	$ 5,805	$ 5,702

NOTE Q - CONDENSED FINANCIAL INFORMATION - PARENT CORPORATION ONLY - continued

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year ended December 31 2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 6,161	$ 5,805	$ 5,702
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed income of subsidiary	(6,858)	(739)	(3,778)
Decrease (increase) in other assets	639	(259)	7
(Decrease) increase in other liabilities	(592)	27	209
Net cash (used) provided by operating activities	(650)	4,834	2,140
INVESTING ACTIVITIES			
Proceeds from sales and maturities of investment securities	(100)	-	-
Purchases of investment securities available for sale	-	-	-
Additional investment in subsidiaries	-	(8,087)	(4,500)
Net cash (used in) provided by investing activities	(100)	(8,087)	(4,500)
FINANCING ACTIVITIES			
(Repayments) of Inter-company loans	-	(1,237)	(378)
Dividends paid	(2,529)	(2,434)	(2,323)
Proceeds from issuance of guaranteed preferred beneficial interest in Corporation's subordinated debentures	-	10,000	5,000
Purchase of treasury stock and tax benefit from stock option exercise	405	839	100
Net cash (used in) provided by financing activities	(2,124)	7,168	2,399
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,874)	3,915	39
Cash and cash equivalents at beginning of year	4,283	368	329
Cash and cash equivalents at end of year	$ 1,409	$ 4,283	$ 368

NOTE R - QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of the unaudited quarterly results of operations is as follows:

2004

(Dollars in thousands, except per share)	December 31	September 30	June 30	March 31
Interest income	9,989	9,835	9,055	8,639
Interest expense	2,271	2,057	1,866	1,669
Net interest income	7,718	7,778	7,189	6,970
Provision for loan losses	354	454	56	300
Investment securities gains, net	--	17	--	53
Income before income taxes	2,337	1,955	2,156	2,143
Net income	1,721	1,430	1,509	1,501
Per share				
Net income (Basic)	0.38	0.32	0.33	0.33
Net Income (Diluted)	0.36	0.31	0.32	0.32
Dividends declared	0.1425	0.1375	0.1375	0.1375

2003

(Dollars in thousands, except per share)	December 31	September 30	June 30	March 31
Interest income	8,592	8,379	8,239	8,323
Interest expense	1,674	1,721	1,818	1,941
Net interest income	6,918	6,658	6,421	6,382
Provision for loan losses	892	860	373	394
Investment securities gains, net	21	131	200	58
Income before income taxes	2,377	1,440	1,932	2,217
Net income	1,893	1,009	1,350	1,553
Per share				
Net income (Basic)	0.42	0.22	0.30	0.35
Net Income (Diluted)	0.40	0.22	0.30	0.34
Dividends declared	0.1375	0.1350	0.1350	0.1350

Accountants and Business Advisors

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
First Chester County Corporation

We have audited the accompanying consolidated balance sheets of First Chester County Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Chester County Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Chester County Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment and an adverse opinion on internal control effectiveness due to the effects of a material weakness identified in management's assessment process.

Grant Thornton LLP
Philadelphia, Pennsylvania
March 15, 2005

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Accountants and Business Advisors



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
First Chester County Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that First Chester County Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of a material weakness identified in management's assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Chester County Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. There were ineffective controls over system application security access which were identified in the areas of deposits, loans, customer information files, automated clearing house and the general ledger. The purpose of these controls is to ensure proper segregation of duties within the identified functional areas. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 15, 2005 on those financial statements.

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthorton.com

Grant Thornton LLP
US Member of Grant Thornton International

In our opinion, management's assessment that First Chester County Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, First Chester County Corporation has not maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Chester County Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 15, 2005 expressed an unqualified opinion on those financial statements.

We do not express an opinion or any other form of assurance on management's statement referring to post year-end remediation to address the material weakness.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 15, 2005



9 N. High Street
P.O. Box 523
West Chester, PA 19381

P 484.881.4106
F 484.881.4115
E sr@1nbank.com
W 1nbank.com

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officers and effected by the Corporation's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management's Assessment

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004. Management's assessment identified the following material weakness in the Corporation's internal control over financial reporting:

- Ineffective controls over computer system access were identified in the areas of deposits, loans, central information files, automated clearing house (ACH) and general ledger.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework.* Because of the material weakness described above, management believes that, as of December 31, 2004, the Corporation's internal control over financial reporting was not effective.

Post year-end remediation to address the material weakness was implemented as follows:

- Access control issues relative to deposits, loans, central information files, and ACH have been remediated through adjustment of menu options and / or access rights. These additional control procedures and related documentation requirements are now in place.

- Additional detective control procedures and related documentation requirements have been implemented relative to general ledger access.

The Corporation's independent auditors have issued an audit report on our assessment of the Corporation's internal control over financial reporting. This report appears on page 69 of this annual report.

March 15, 2005

First Chester County Corporation is a Pennsylvania corporation and a bank holding company registered under the Federal Bank Holding Company Act of 1956. As a bank holding company, the Corporation's operations are confined to the ownership and operation of banks and activities deemed by the Board of Governors of the Federal Reserve System to be so closely related to banking to be a proper incident thereto. The Corporation owns and operates one bank, First National Bank of Chester County. The Bank currently conducts its business through nineteen banking offices located in Chester and Delaware Counties, Pennsylvania, including its main office. The Bank is a member of the Federal Deposit Insurance Corporation. The Bank and its subsidiaries and affiliates offer traditional services as well as certain insurance, brokerage, financial planning and mutual fund services and products.

Market for the Corporation's Common Equity and Related Stockholder Matters

The Corporation's Common Stock is publicly traded over the counter under the symbol "FCEC." Information regarding high and low bid quotations is set forth in the Financial Statements and Related Information section of this Annual Report. As of March 1, 2005, there were approximately 982 shareholders of record of the Corporation's Common Stock. The last reported transaction on March 1, 2005 was at a price of $26.55.

The Corporation declared cash dividends per share on its Common Stock during each quarter of the fiscal years ended December 31, 2004 and 2003, as set forth in the following table:

Dividends

	Amount Per Share	
	2004	2003
First Quarter	$ 0.1375	$ 0.1350
Second Quarter	0.1375	0.1350
Third Quarter	0.1375	0.1350
Fourth Quarter	0.1425	0.1375
Total	$ 0.5550	$ 0.5425

The holders of the Corporation's Common Stock are entitled to receive such dividends as may be legally declared by the Corporation's Board of Directors from time to time. The amount, time, and payment of future dividends, however, depends upon many factors including the earnings and financial condition of the Corporation and may be restricted by government regulations and policies.

First National

Bank of Chester County

Answers . Ideas . Access .

Answer Center	484.881.4440	**19 Branches**
Bank Online / Bill Pay	1nbank.com	Bradford Plaza
Bank By Email	ask@1nbank.com	Coatesville
Bank By FirstPhone	866.316.1212	Exton
Fax	484.881.4775	Frazer
Main Bank Phone	484.881.4000	Goshen
Shareholder Relations	484.881.4141	Hershey's Mill
	sr@1nbank.com	Kennett Square
		[illegible]ville
9 N. High Street, P.O. Box 523		New Garden
West Chester, PA 19381		Oxford
		West Chester / Main Office
Banking | Investments | Insurance		West Chester / Market Street
		West Chester / Matlack Training Center
		Westtown-Thornbury
		Crosslands
		Freedom Village
		Granite Farms Estates
		Kendal at Longwood
		[illegible] Estates